As filed with the Securities and Exchange Commission on December 27, 2016

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Titan Energy, LLC

(Exact name of registrant as specified in its charter)

Delaware	90-0812516
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Park Place Corporate Center One

1000 Commerce Drive, Suite 400

Pittsburgh, PA 15275

(800) 251-0171

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Edward E. Cohen

Park Place Corporate Center One

1000 Commerce Drive, Suite 400

Pittsburgh, PA 15275

(800) 251-0171

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

R. William Burns III

Paul Hastings LLP

600 Travis Street, Suite 5800

Houston, TX 77002

(713) 860-7300

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common shares representing limited liability company interests	700,000	$23.88	$16,716,000	$1,937.38

(1)	This registration statement covers 700,000 shares of common shares representing limited liability company interests of Titan Energy, LLC issued and issuable pursuant to the Titan Energy, LLC Management Incentive Plan.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low price of the common shares representing limited liability company interests of Titan Energy, LLC on the OTCQX Market on December 23, 2016.

EXPLANATORY NOTE

On August 26, 2016, an order confirming the pre-packaged plan of reorganization (the “Plan”) of our Predecessor and certain of its subsidiaries (collectively with our Predecessor, the “Predecessor Companies”) was entered by the United States Bankruptcy Court for the Southern District of New York.

On September 1, 2016, the Predecessor Companies substantially consummated the Plan and emerged from their Chapter 11 cases. As part of the transactions undertaken pursuant to the Plan, (i) our Predecessor’s equity was cancelled, (ii) our Predecessor transferred all of its assets and operations to us as a new holding company and (iii) our Predecessor dissolved. As a result, we became the successor issuer to our Predecessor for purposes of and pursuant to Rule 12g-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Prior to the consummation of the transactions undertaken pursuant to the Plan, we (as Atlas Resource Finance Corporation) were the co-issuer of our Predecessor’s senior notes, which were cancelled pursuant to the Plan. Other than the notes, however, we did not have any independent assets or operations. Accordingly, we are a new holding company for our Predecessor’s business, assets and operations going forward.

Additional information, including our Predecessor’s financial statements and the notes thereto, is incorporated in this prospectus by reference to our Predecessor’s and our reports filed with the Securities and Exchange Commission (the “SEC”). Please read “Where You Can Find More Information.” You are urged to read this prospectus carefully, including “Risk Factors,” “Cautionary Statements Regarding Forward-Looking Statements,” and the documents incorporated by reference in their entirety before investing in our securities.

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus to:

•	“the Company” refer to Titan Energy, LLC (formerly known as Atlas Resource Finance Corporation) and its subsidiaries;

•	our “Predecessor” refer to Atlas Resource Partners, L.P.;

•	“we,” “our,” “us” or like terms refer, after the consummation of the Plan, to the Company and, prior to the consummation of the Plan, to our Predecessor and the entirety of its business, assets and operations that were contributed to us in connection with the consummation of the Plan;

•	“Titan Operating” refer to Titan Energy Operating, LLC, our wholly owned subsidiary, through which we hold the assets of our Predecessor;

•	“Titan Management” refer to Titan Energy Management, LLC, a wholly owned subsidiary of ATLS; and

•	“ATLS” refer to Atlas Energy Group, LLC.

The common shares representing limited liability company interests (the “Common Shares”) of the Company being registered pursuant to this Form S-8 are composed of a maximum of 700,000 Common Shares issued and issuable pursuant to the Company’s Amended and Restated Management Incentive Plan (the “MIP”) (including shares re-issuable following withholding or forfeiture). On September 1, 2016, the Company issued an aggregate of 416,667 common shares representing limited liability company interests to Edward E. Cohen, Jonathan Z. Cohen, Daniel C. Herz, Jeffrey M. Slotterback and Mark D. Schumacher under the MIP. Subsequently, on September 26, 2016, the Company made additional grants of phantom shares representing up to 123,500 Common Shares to certain non-executive officers, 12,500 of which were forfeited in connection with an officer’s resignation.

This registration statement contains two parts. The first part contains a reoffer prospectus prepared in accordance with Part I of Form S-3 (in accordance with Instruction C of the General Instructions to Form S-8). The reoffer prospectus covers reoffers and resales of “restricted securities” and/or “control securities” (as such terms are defined in Instruction C of the General Instructions to Form S-8) of the Company. This reoffer prospectus may be used by the selling shareholders named therein for reoffers and resales on a continuous or delayed basis in the future of Common Shares issued pursuant to the MIP. The second part of this registration statement contains information required to be set forth in the registration statement pursuant to Part II of Form S-8. Pursuant to the Note to Part I of Form S-8, the plan information specified by Part I of Form S-8 is not required to be filed with the SEC. The Company will provide without charge to any person, upon written or oral request of such person, a copy of each document incorporated by reference in Item 3 of Part II of this registration statement (which documents are also incorporated by reference in the reoffer prospectus as set forth in Form S-8), other than exhibits to such documents that are not specifically incorporated by reference, the other documents required to be delivered to eligible employees pursuant to Rule 428(b) under the Securities Act of 1933, as amended (the “Securities Act”), and additional information about the MIP.

Prospectus

527,667 COMMON SHARES

REPRESENTING LIMITED LIABILITY COMPANY INTERESTS

TITAN ENERGY, LLC

We are not selling any Common Shares in this prospectus and will not receive any proceeds if and when the selling shareholders sell the Common Shares in the future. We cannot predict when or in what amounts the selling shareholders may sell any of the Common Shares offered by this prospectus.

This prospectus relates to the offer and sale from time to time of up to 527,667 Common Shares by the selling shareholders named in this prospectus. The selling shareholders may offer the Common Shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at other negotiated prices. The selling shareholders may sell none, some or all of the Common Shares offered by this prospectus.

Our Common Shares are quoted on OTCQX Market under the symbol “TTEN.” The last reported sales price of our Common Shares on the OTCQX Market on December 23, 2016 was $23.75 per share.

Investing in our Common Shares involves risks. Please read carefully the section entitled “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

December 27, 2016

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the selling shareholders are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Common Shares. Our business, financial condition, results of operations and prospects may have changed since that date.

THE COMPANY

We are a publicly traded (OTCQX: TTEN) Delaware limited liability company and an independent developer and producer of natural gas, crude oil and NGLs with operations in basins across the United States. We sponsor and manage tax-advantaged investment partnerships (“Drilling Partnerships”), in which we coinvest, to finance a portion of our natural gas, crude oil and NGL production activities. We believe we have established a strong track record of growing our reserves, production and cash flows through a balanced mix of natural gas, oil and NGLs exploitation and development, sponsorship of our Drilling Partnerships, and the acquisition of oil and gas properties.

Our principal executive offices are located at Park Place Corporate Center One, 1000 Commerce Drive, Suite 400, Pittsburgh, PA 15275, and our telephone number is (800) 251-0171. Our website is located at www.titanenergyllc.com. The information on our website is not part of this prospectus.

Recent Developments

Consummation of the Plan

On August 26, 2016, an order confirming the Plan of the Predecessor Companies was entered by the United States Bankruptcy Court for the Southern District of New York.

On September 1, 2016, the Predecessor Companies substantially consummated the Plan and emerged from their Chapter 11 cases. As part of the transactions undertaken pursuant to the Plan, (i) our Predecessor’s equity was cancelled, (ii) our Predecessor transferred all of its assets and operations to us and (iii) our Predecessor dissolved. As a result, we became the successor issuer to our Predecessor for purposes of and pursuant to Rule 12g-3 of the Exchange Act.

In connection with the consummation of the Plan, we and Titan Operating, as borrower, entered into a $440 million third amended and restated first lien credit agreement (the “First Lien Exit Facility”) dated September 1, 2016, with the lenders under our Predecessor’s senior secured revolving credit facility (the “First Lien Lenders”). The initial borrowing base consists of a $410 million conforming reserve based tranche plus a $30 million non-conforming tranche, and initial commitments of the lenders is $600 million. The First Lien Exit Facility also provides for the issuance of letters of credit, which reduce our borrowing capacity. The non-conforming tranche will mature on May 1, 2017 and the conforming reserve-based tranche will mature on August 23, 2019, an extension of maturity of more than a year from the maturity date of our Predecessor’s prior senior secured revolving facility.

In addition, we and Titan Operating, as borrower, entered into an amended and restated second lien credit agreement (the “Second Lien Exit Facility”) dated September 1, 2016, with the lenders under our Predecessor’s second lien credit agreement (the “Second Lien Lenders”) and Wilmington Trust, National Association, as administrative agent and collateral agent. The Second Lien Exit Facility had an initial aggregate principal amount of $252.5 million and matures on February 23, 2020.

On September 1, 2016, we also issued 5,000,000 new Common Shares in accordance with the Plan. The Second Lien Lenders received 500,000 Common Shares (representing 10% of the initially outstanding Common Shares). Holders of our Predecessor’s senior notes, in exchange for 100% of the $668 million aggregate principal amount of notes outstanding plus accrued but unpaid interest as of the commencement of the Chapter 11 cases, received 4,500,000 Common Shares (representing 90% of the initially outstanding Common Shares). We also issued the Series A Preferred Share to Titan Management.

For more information regarding the Plan and the associated transactions, please read our Current Report on Form 8-K filed on September 7, 2016, which is incorporated by reference herein.

Contractual Obligations

The following table summarizes our contractual obligations at September 30, 2016 following the consummation of the Plan, including the cancellation of our Predecessor’s senior notes (in thousands):

		Payments Due By Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Contractual cash obligations:
Total debt	$748,559	$30,000	$405,809	$312,750	$—
Interest on total debt	118,855	26,499	79,933	12,423	—
Operating leases	13,282	3,738	5,587	3,044	913

Total contractual cash obligations	$880,696	$60,237	$491,329	$328,217	$913

		Amount of Commitment Expiration Per Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Other commercial commitments:
Standby letters of credit	$4,191	$4,191	$—	$—	$—
Other commercial commitments(1)	9,207	5,585	1,673	767	1,182

Total commercial commitments	$13,398	$9,776	$1,673	$767	$1,182

(1)	Our other commercial commitments include our share of drilling and completion commitments and our throughput contracts, including firm transportation obligations for natural gas and gathering commitments as a result of our acquisition of certain assets from EP Energy E&P Company, L.P. in July 2013 and of the acquisition of certain assets from GeoMet, Inc. in May 2014.

Fresh-Start Accounting

Upon the consummation of the Plan, we adopted fresh-start accounting in accordance with Accounting Standards Codification 852, which resulted in the Company becoming a new entity for financial reporting purposes. Upon adoption of fresh-start accounting, our assets and liabilities were recorded at their fair values as of our emergence from the Chapter 11 cases on September 1, 2016. The fair values of our assets and liabilities differed materially from the recorded values of our assets and liabilities as reflected in our historical consolidated balance sheets. The effects of the Plan and the application of fresh-start accounting will be reflected in our annual, quarterly and current reports and other information that we file with the SEC. In addition, please see the pro forma financial statements included elsewhere in this prospectus for more information about the effects of the consummation of the Plan and the adoption of fresh-start accounting.

Drilling Partnerships

We recently evaluated certain of our Drilling Partnerships that were no longer economic for us and their limited partners. In connection with that evaluation, we formed a special committee of the managing general partner of those Drilling Partnerships to, with the assistance of a financial advisor, explore options and make recommendations as to a course of action. Based on the special committee’s recommendation, we have determined to proceed with the liquidation of those Drilling Partnerships. In connection with those liquidations, we acquired approximately $31 million of gas and oil properties from those Drilling Partnerships in exchange for our assumption of their liabilities, effective as of October 1, 2016.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The matters discussed within this prospectus include forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this prospectus are forward-looking statements. We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

•	our ability to achieve the anticipated benefits from the consummation of the Chapter 11 cases;

•	the demand for natural gas, oil, natural gas liquids (“NGLs”) and condensate;

•	the price volatility of natural gas, oil, NGLs and condensate;

•	changes in the differential between benchmark prices for oil and natural gas and wellhead prices that we receive;

•	changes in the market price of our Common Shares;

•	future financial and operating results;

•	our ability to meet our liquidity needs;

•	restrictive covenants in the debt documents governing our indebtedness that may adversely affect operational flexibility;

•	actions that we may take in connection with our liquidity needs, including the ability to service our debt, and ability to satisfy covenants in our debt documents;

•	economic conditions and instability in the financial markets;

•	resource potential;

•	the impact of our securities being quoted on the OTCQX Market rather than listed on a national exchange like the New York Stock Exchange (the “NYSE”);

•	effects of partial depletion or drainage by earlier offset drilling on our acreage;

•	success in efficiently developing and exploiting our reserves and economically finding or acquiring additional recoverable reserves;

•	the accuracy of estimated natural gas and oil reserves;

•	the financial and accounting impact of hedging transactions;

•	the ability to fulfill our substantial capital investment needs;

•	expectations with regard to acquisition activity, or difficulties encountered in connection with acquisitions, dispositions or similar transactions;

•	any issuance of additional Common Shares or other equity securities, and any resulting dilution or decline in the market price of any such securities;

•	potential changes in tax laws and other regulations which may impair the ability to obtain capital funds through investment partnerships;

•	the ability to obtain adequate water to conduct drilling and production operations, and to dispose of the water used in and generated by these operations at a reasonable cost and within applicable environmental rules;

•	the effects of unexpected operational events and drilling conditions, and other risks associated with drilling operations;

•	impact fees and severance taxes;

•	changes and potential changes in the regulatory and enforcement environment in the areas in which we conduct business;

•	the effects of intense competition in the natural gas and oil industry;

•	general market, labor and economic conditions and uncertainties;

•	the ability to retain certain key customers;

•	dependence on the gathering and transportation facilities of third parties;

•	the availability of drilling rigs, equipment and crews;

•	potential incurrence of significant costs and liabilities in the future resulting from a failure to comply with new or existing environmental regulations or an accidental release of hazardous substances into the environment;

•	access to sufficient amounts of carbon dioxide for tertiary recovery operations;

•	uncertainties with respect to the success of drilling wells at identified drilling locations;

•	acquisitions may potentially prove to be worth less than we paid, or provide less than anticipated proved reserves;

•	ability to identify all risks associated with the acquisition of oil and natural gas properties, or existing wells, and the sufficiency of indemnifications we receive from sellers to protect us from such risks;

•	expirations of undeveloped leasehold acreage;

•	uncertainty regarding leasing operating expenses, general and administrative expenses and funding and development costs;

•	exposure to financial and other liabilities of the managing general partners of the investment partnerships;

•	the ability to comply with, and the potential costs of compliance with, new and existing federal, state, local and other laws and regulations applicable to our business and operations;

•	restrictions on hydraulic fracturing;

•	exposure to new and existing litigation;

•	development of alternative energy resources; and

•	the effects of a cyber event or terrorist attack.

Other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described under “Risk Factors” and in our periodic reports filed with the SEC, each of which is incorporated by reference herein. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any of these statements to reflect future events or developments.

Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at www.sec.gov. You may also access the information we file electronically with the SEC through our website at www.titanenergyllc.com. We have not incorporated by reference into this prospectus the information included on, or linked from, our website (other than to the extent specified elsewhere herein), and you should not consider it to be a part of this prospectus. You can find price quotes and market information about us at www.otcmarkets.com.

We “incorporate by reference” information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained expressly in this prospectus. You should not assume that the information in this prospectus is current as of any date other than the date on the cover page of this prospectus.

We incorporate by reference the following documents:

•	our Predecessor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015;

•	our Predecessor’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2016 and June 30, 2016;

•	our Predecessor’s Current Reports on Form 8-K filed on January 5, 2016, January 13, 2016, June 7, 2016, June 14, 2016, July 12, 2016, July 13, 2016, July 15, 2016, July 25, 2016, July 28, 2016 and August 29, 2016 (in each case, excluding any information furnished and not filed pursuant to Item 2.02 or 7.01 or corresponding information furnished under Item 9.01 or included as an exhibit);

•	our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016;

•	our Current Reports on Form 8-K filed on September 7, 2016, November 1, 2016 and November 29, 2016 (in each case, excluding any information furnished and not filed pursuant to Item 2.02 or 7.01 or corresponding information furnished under Item 9.01 or included as an exhibit); and

•	the description of our Common Shares included in our Form 8-A (File No. 000-55692), filed with the SEC on September 8, 2016, including any amendment or report filed for the purpose of updating, changing or otherwise modifying such description.

These reports contain important information about us, our financial condition and our results of operations.

All future documents filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 or corresponding information furnished under Item 9.01 or included as an exhibit on any Current Report on Form 8-K) after the date on which the registration statement that includes this prospectus was initially filed with the SEC, and until all offerings under this registration statement are terminated, shall be deemed to be incorporated in this prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You can obtain copies of any of these documents without charge upon written or oral request by requesting them in writing or by telephone at:

Titan Energy, LLC

Park Place Corporate Center One

1000 Commerce Drive, Suite 400

Pittsburgh, PA 15275

(800) 251-0171

RISK FACTORS

Limited liability company interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider those risk factors included in our Predecessor’s and our most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are incorporated herein by reference, and those risk factors included herein, together with all of the other information included in this prospectus and the documents we incorporate by reference, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements,” in evaluating an investment in our Common Shares.

If any of the following risks were to occur, our business, financial condition, results of operations and cash available for distribution could be materially adversely affected. In that case, the trading price of our Common Shares could decline and you could lose all or part of your investment.

Risks Related to the Chapter 11 Cases

The Chapter 11 cases may have a negative impact on our image, which may negatively impact our business going forward.

Negative events or publicity associated with our Chapter 11 cases could adversely affect our relationships with our suppliers, service providers, customers, employees, and other third parties. In addition, we may face greater difficulties in attracting, motivating and retaining management. These and other related issues could adversely affect our operations and financial condition.

Even following the consummation of the Plan, we may not be able to achieve our stated goals and continue as a going concern.

Even following the consummation of the Plan, we continue to face a number of risks, including further deterioration in commodity prices or other changes in economic conditions, changes in our industry, changes in demand for our oil and gas and increasing expenses. Accordingly, we cannot guarantee that the Plan will achieve our stated goals.

Furthermore, even following the reduction in our debts as a result of the consummation of the Plan, we may need to raise additional funds through public or private debt or equity financing or other various means to fund our business. Our access to additional financing is, and for the foreseeable future will likely continue to be, extremely limited, if it is available at all.

Our ability to continue as a going concern is dependent upon our ability to raise additional capital. As a result, we cannot give any assurance of our ability to continue as a going concern.

Our long-term liquidity requirements and the adequacy of our capital resources are difficult to predict at this time.

We face uncertainty regarding the adequacy of our liquidity and capital resources and have extremely limited, if any, access to additional financing. In addition to the cash requirements necessary to fund our ongoing operations, we incurred significant fees and other costs in connection with the Chapter 11 cases. We cannot assure you that our cash on hand and cash flow from operations will be sufficient to continue to fund our operations and allow us to satisfy our obligations following the consummation of the Plan.

Our financial results may be volatile and may not reflect historical trends.

Following the consummation of the Plan, we expect our financial results to continue to be volatile as asset impairments, asset dispositions, restructuring activities and expenses, contract terminations and rejections, and claims assessments may significantly impact our consolidated financial performance. As a result, our historical financial performance is likely not indicative of our financial performance following the commencement of the Chapter 11 cases.

In addition, following the consummation of the Plan, the amounts reported in subsequent consolidated financial statements may materially change relative to historical consolidated financial statements, including as a result of revisions to our operating plans pursuant to a plan of reorganization. We adopted fresh-start accounting, in which case our assets and liabilities have been recorded at fair value as of the fresh-start reporting date, which differ materially from the recorded values of assets and liabilities on our Predecessor’s consolidated balance sheets. Our financial results after the application of fresh-start accounting also may be different from historical trends.

The Plan was based in large part upon assumptions and analyses developed by us. If these assumptions and analyses prove to be incorrect, we may be unsuccessful.

The Plan has affected both our capital structure and the ownership, structure and operation of our businesses and reflects assumptions and analyses based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we consider appropriate under the circumstances. Whether actual future results and developments will be consistent with our expectations and assumptions depends on a number of factors, including but not limited to (i) our ability to obtain adequate liquidity and financing sources; (ii) our ability to maintain customers’ confidence in our viability as a continuing entity and to attract and retain sufficient business from them; (iii) our ability to retain key employees, and (iv) the overall strength and stability of general economic conditions of the financial and oil and gas industries, both in the U.S. and in global markets. The failure of any of these factors could materially adversely affect the successful reorganization of our businesses.

In addition, the Plan relied upon financial projections, including with respect to revenues, EBITDA, capital expenditures, debt service and cash flow. Financial forecasts are necessarily speculative, and it is likely that one or more of the assumptions and estimates that are the basis of these financial forecasts will not be accurate. Accordingly, we expect that our actual financial condition and results of operations will differ, perhaps materially, from what we have anticipated. Consequently, there can be no assurance that the results or developments contemplated by the Plan will occur or, even if they do occur, that they will have the anticipated effects on us and our subsidiaries or our businesses or operations.

We are subject to claims that were not discharged in the Chapter 11 cases, which could have a material adverse effect on our financial condition and results of operations.

The U.S. Bankruptcy Code (the “Bankruptcy Code”) provides that the confirmation of a Chapter 11 plan of reorganization discharges a debtor from substantially all debts arising prior to the commencement of the Chapter 11 cases. However, certain claims were not “impaired” as part of our Chapter 11 cases and therefore were not discharged in accordance with the Bankruptcy Code and the terms of the Plan upon the emergence from bankruptcy. Any claims not ultimately discharged through the Plan could be asserted against us and may have an adverse effect on our financial condition and results of operations on a post-reorganization basis.

Risks Relating to Our Business

Natural gas and oil prices fluctuate widely, and low prices for an extended period would likely have a material adverse impact on our business.

Our revenues, operating results, financial condition and ability to borrow funds or obtain additional capital depend substantially on prevailing prices for natural gas and oil, which have declined substantially. Lower commodity prices may reduce the amount of natural gas and oil that we can produce economically. Historically, natural gas and oil prices and markets have been volatile, with prices fluctuating widely, and they are likely to continue to be volatile. Continued depressed prices in the future would have a negative impact on our future financial results and could result in an impairment charge. Because our reserves are predominantly natural gas, changes in natural gas prices have a more significant impact on our financial results.

Prices for natural gas and oil are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and a variety of additional factors that are beyond our control. These factors include but are not limited to the following:

•	the levels and location of natural gas and oil supply and demand and expectations regarding supply and demand, including the potential long- term impact of an abundance of natural gas and oil (such as that produced from our Marcellus Shale properties) on the domestic and global natural gas and oil supply;

•	the level of industrial and consumer product demand;

•	weather conditions;

•	fluctuating seasonal demand;

•	political conditions or hostilities in natural gas and oil producing regions, including the Middle East, Africa and South America;

•	the ability of the members of the Organization of Petroleum Exporting Countries and other exporting nations to agree to and maintain oil price and production controls;

•	the price level of foreign imports;

•	actions of governmental authorities;

•	the availability, proximity and capacity of gathering, transportation, processing and/or refining facilities in regional or localized areas that may affect the realized price for natural gas and oil;

•	inventory storage levels;

•	the nature and extent of domestic and foreign governmental regulations and taxation, including environmental and climate change regulation;

•	the price, availability and acceptance of alternative fuels;

•	technological advances affecting energy consumption;

•	speculation by investors in oil and natural gas;

•	variations between product prices at sales points and applicable index prices; and

•	overall economic conditions, including the value of the U.S. dollar relative to other major currencies.

These factors and the volatile nature of the energy markets make it impossible to predict with any certainty the future prices of natural gas and oil. In the past, the prices of natural gas, NGLs and oil have been extremely volatile, and we expect this volatility to continue. During the year ended December 31, 2015, the NYMEX Henry Hub natural gas index price ranged from a high of $3.23 per MMBtu to a low of $1.76 per MMBtu, and West Texas Intermediate (“WTI”) oil prices ranged from a high of $61.43 per bbl to a low of $34.73 per bbl. Between January 1, 2016 and September 30, 2016, the NYMEX Henry Hub natural gas index price ranged from a high of $3.06 per MMBtu to a low of $1.64 per MMBtu, and West Texas Intermediate oil prices ranged from a high of $51.23 per bbl to a low of $26.21 per bbl.

A continuation of the prolonged substantial decline in the price of oil and natural gas will likely have a material adverse effect on our financial condition and results of operations. We may use various derivative instruments in connection with anticipated oil and natural gas sales to reduce the impact of commodity price fluctuations. Specifically, the First Lien Exit Facility requires us to enter into commodity hedges covering at least 80% of our expected 2019 production prior to December 31, 2017. However, the entire exposure of our operations from commodity price volatility is not currently hedged, and we may not be able to hedge such exposure going forward. To the extent we do not hedge against commodity price volatility, or our hedges are not effective, our results of operations and financial position may be further diminished.

In addition, low oil and natural gas prices have reduced, and may in the future further reduce, the amount of oil and natural gas that can be produced economically by our operators. This scenario may result in our having to make substantial downward adjustments to our estimated proved reserves, which could negatively impact our borrowing base and our ability to fund our operations. If this occurs or if production estimates change or exploration or development results deteriorate, successful efforts method of accounting principles may require us to write down, as a non-cash charge to earnings, the carrying value of our oil and natural gas properties. Our operators could also determine during periods of low commodity prices to shut in or curtail production from wells on our properties. In addition, they could determine during periods of low commodity prices to plug and abandon marginal wells that otherwise may have been allowed to continue to produce for a longer period under conditions of higher prices.

Oil prices and natural gas prices have declined substantially from historical highs and may remain depressed for the foreseeable future. Approximately 17% of our 2015 total revenues were derived from oil and condensate sales. Approximately 81% of our 2015 total production was natural gas, on a “Mcf-equivalent” basis. Any additional decreases in prices of oil and natural gas may adversely affect our cash generated from operations, results of operations and financial position, perhaps materially.

During the year ended December 2015, the spot WTI market price at Cushing, Oklahoma has declined from a high of $61.43 per bbl to a low of $34.73 per bbl. During the nine years prior to December 31, 2015, natural gas prices at Henry Hub have ranged from a high of $13.31 per MMBtu in 2008 to a low of $1.76 per MMBtu in 2015. Between January 1, 2016 and September 30, 2016, the NYMEX Henry Hub natural gas index price ranged from a high of $3.06 per MMBtu to a low of $1.64 per MMBtu, and West Texas Intermediate oil prices ranged from a high of $51.23 per bbl to a low of $26.21 per bbl. The reduction in prices has been caused by many factors, including substantial increases in U.S. oil and natural gas production and reserves from unconventional (shale) reservoirs, without an offsetting increase in demand. During 2015 and thus far in 2016, the global oil supply has continued to outpace demand, resulting in sustained distress in oil and gas commodity prices. The duration and magnitude of the future commodity price declines cannot be accurately predicted.

This environment could cause the prices for oil and natural gas to remain at current levels or to fall to even lower levels. If prices for oil and natural gas continue to remain depressed for lengthy periods, we may be required to write down the value of our oil and natural gas properties, and some of our undeveloped locations may no longer be economically viable. In addition, sustained low prices for oil and natural gas will negatively impact the value of our estimated proved reserves and the amount that we are allowed to borrow under our bank credit facility (as a result of borrowing base redeterminations) and reduce the amounts of cash we would otherwise have available to pay expenses, fund capital expenditures and service our indebtedness.

We may not be able to continue to raise funds through our Drilling Partnerships at desired levels, which may in turn restrict our ability to maintain our drilling activity at recent levels.

We sponsor limited and general partnerships to finance certain of our development drilling activities. Accordingly, the amount of development activities that we will undertake depends in large part upon our ability to obtain investor subscriptions to invest in these Drilling Partnerships. We raised $59.3 million, $166.8 million and $150.0 million in 2015, 2014, and 2013, respectively. In the future, we may not be successful in raising funds through these Drilling Partnerships at the same levels that we experienced, and we also may not be successful in increasing the amount of funds we raise. Our ability to raise funds through our Drilling Partnerships depends in large part upon the perception of investors of their potential return on their investment and their tax benefits from investing in them, which perception is influenced significantly by our historical track record of generating returns and tax benefits to the investors in our existing partnerships.

In the event that our Drilling Partnerships do not achieve satisfactory returns on investment or the anticipated tax benefits, we may have difficulty in maintaining or increasing the level of Drilling Partnership fundraising relative to the levels achieved by us. In this event, we may need to seek financing for our drilling activities through alternative methods, which may not be available, or which may be available only on a less attractive basis than the financing we realized through these Drilling Partnerships, or we may determine to reduce drilling activity.

Changes in tax laws may impair our ability to obtain capital funds through Drilling Partnerships.

Under current federal tax laws, there are tax benefits to investing in Drilling Partnerships, including deductions for intangible drilling costs and depletion deductions. However, both the Obama Administration’s budget proposal for fiscal year 2017 and other recently introduced legislation include proposals that would, among other things, eliminate or reduce certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies. These changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs and certain environmental clean-up costs, (iii) the elimination of the deduction for certain domestic production activities, and (iv) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could become effective. The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could eliminate or postpone certain tax deductions that are currently available with respect to oil and natural gas exploration and development. The repeal of these oil and gas tax benefits, if it happens, would result in a substantial decrease in tax benefits associated with an investment in our Drilling Partnerships. These or other changes to federal tax law may make investment in the Drilling Partnerships less attractive and, thus, reduce our ability to obtain funding from this significant source of capital funds.

Fee-based revenues may decline if we are unsuccessful in sponsoring new Drilling Partnerships.

Our fee-based revenues will be based on the number of Drilling Partnerships we sponsor and the number of partnerships and wells we manage or operate. If we are unsuccessful in sponsoring future Drilling Partnerships, our fee-based revenues may decline.

Our revenues may decrease if investors in our Drilling Partnerships do not receive a minimum return.

We have agreed to subordinate a portion of our share of production revenues, net of corresponding production costs, to specified returns to the investor partners in the Drilling Partnerships, typically 10% to 12% per year for the first five to eight years of distributions. Thus, our revenues from a particular partnership will decrease if we do not achieve the specified minimum return. For the year ended December 31, 2015, $1.7 million of our revenues, net of corresponding production costs, were subordinated, which reduced our cash distributions received from the Drilling Partnerships. For the year ended December 31, 2014, the subordinated amount, net of corresponding production costs, was $5.3 million and for the year ended December 31, 2013, it was $9.6 million.

We or one of our subsidiaries may be exposed to financial and other liabilities as the managing general partner in Drilling Partnerships.

We or one of our subsidiaries serves as the managing general partner of the Drilling Partnerships and will be the managing general partner of new Drilling Partnerships that we sponsor. As a general partner, we or one of our subsidiaries will be contingently liable for the obligations of the partnerships to the extent that partnership assets or insurance proceeds are insufficient. We have agreed to indemnify each investor partner in the Drilling Partnerships from any liability that exceeds such partner’s share of the Drilling Partnership’s assets.

Competition in the natural gas and oil industry is intense, which may hinder our ability to acquire natural gas and oil properties and companies and to obtain capital, contract for drilling equipment and secure trained personnel.

We operate in a highly competitive environment for acquiring properties and other natural gas and oil companies, attracting capital through our Drilling Partnerships, contracting for drilling equipment and securing trained personnel. Our competitors may be able to pay more for natural gas, natural gas liquids and oil properties and drilling equipment and to evaluate, bid for and purchase a greater number of properties than our financial or personnel resources permit. Moreover, our competitors for investment capital may have better track records in their programs, lower costs or stronger relationships with participants in the oil and gas investment community than we do. All of these challenges could make it more difficult for us to execute our growth strategy. We may not be able to compete successfully in the future in acquiring leasehold acreage or prospective reserves or in raising additional capital.

Furthermore, competition arises not only from numerous domestic and foreign sources of natural gas and oil but also from other industries that supply alternative sources of energy. Competition is intense for the acquisition of leases considered favorable for the development of natural gas and oil in commercial quantities. Product availability and price are the principal means of competition in selling natural gas and oil. Many of our competitors possess greater financial and other resources than we do, which may enable them to identify and acquire desirable properties and market their natural gas and oil production more effectively than we can.

Many of our leases are in areas that have been partially depleted or drained by offset wells.

Our key operated project areas are located in active drilling areas in the Mississippi Lime, Marble Falls, Utica Shale and Marcellus Shale, and many of our leases are in areas that have already been partially depleted or drained by earlier offset drilling. This may inhibit our ability to find economically recoverable quantities of natural gas and oil in these areas.

Our operations require substantial capital expenditures to increase our asset base. If we are unable to obtain needed capital or financing on satisfactory terms, our asset base will decline, which could cause our revenues to decline.

The natural gas and oil industry is capital intensive. If we are unable to obtain sufficient capital funds on satisfactory terms, we may be unable to increase or maintain our inventory of properties and reserve base, or be forced to curtail drilling or other activities. This could cause our revenues to decline and diminish our ability to service any debt that we may have at such time. If we do not make sufficient or effective capital expenditures, including with funds from third-party sources, we will be unable to expand our business operations. In addition, the Chapter 11 cases have added complexity to our ability to fund capital expenditures. Please read “—Risks Related to the Chapter 11 Cases—Our long-term liquidity requirements and the adequacy of our capital resources are difficult to predict at this time.”

Economic conditions and instability in the financial markets could negatively impact our business.

Concerns over global economic conditions, energy costs, geopolitical issues, inflation, the availability and cost of credit, the European debt crisis, the Chinese economy, and the United States real estate market have contributed to increased economic uncertainty and diminished expectations for the global economy. These factors, combined with volatile prices of oil, natural gas and natural gas liquids, declining business and consumer confidence and increased unemployment, have precipitated an economic slowdown and could lead to a recession. In addition, continued hostilities in the Middle East and the occurrence or threat of terrorist attacks in the United States or other countries could adversely affect the economies of the United States and other countries. Concerns about global economic growth have had a significant adverse impact on global financial markets and commodity prices. If the economic climate in the United States or abroad deteriorates further, worldwide demand for petroleum products could diminish, which could impact the price at which oil, natural gas and natural gas liquids produced from our properties are sold, affect the ability of vendors, suppliers and customers associated with our properties to continue operations and ultimately adversely impact our results of operations, financial condition and potential cash available for distribution.

The above factors can also cause volatility in the markets and affect our ability to raise capital and reduce the amount of cash available to fund operations. We cannot be certain that additional capital will be available to us to the extent required and on acceptable terms. Disruptions in the capital and credit markets could negatively impact our access to liquidity needed for our businesses and impact flexibility to react to changing economic and business conditions. We may be unable to execute our growth strategies, take advantage of business opportunities, respond to competitive pressures or service our debt, any of which could negatively impact our business.

A continuing or weakening of the current economic situation could have an adverse impact on producers, key suppliers or other customers, or on our lenders, causing them to fail to meet their obligations. Market conditions could also impact our derivative instruments. If a counterparty is unable to perform its obligations and the derivative instrument is terminated, our cash flow could be impacted. The uncertainty and volatility surrounding the global financial system may have further impacts on our business and financial condition that we currently cannot predict or anticipate.

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our debt obligations.

On September 1, 2016, we and Titan Operating, as borrower, entered into the First Lien Exit Facility and the Second Lien Exit Facility, which together currently have approximately $692.5 million aggregate principal amount of debt outstanding. Our high level of indebtedness could have important consequences for an investment in us and significant effects on our business. For example, our high level of indebtedness, the funds required to service such debt and the terms of our debt agreements may:

•	require a substantial portion of our cash flow to make interest payments on the debt and reduce the cash flow available to fund capital expenditures and to grow our business;

•	make it more difficult for us to satisfy our financial obligations under our indebtedness and our contractual and commercial commitments and increase the risk that we may default on our debt obligations;

•	increase the risk of a future credit ratings downgrade, which could increase future debt costs and limit the future availability of debt financing;

•	increase our vulnerability to downturns in our business, our industry or in the general economy and restrict us from exploiting business opportunities or making acquisitions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry;

•	place us at a competitive disadvantage relative to our competitors that may not be as leveraged with debt;

•	limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and other investments, or general corporate purposes, which may limit our ability to execute our business strategy;

•	limit our ability to refinance our indebtedness on terms that are commercially reasonable, or at all;

•	limit management’s discretion in operating our business; and

•	result in higher interest expense if interest rates increase and we have outstanding floating rate borrowings.

Each of these factors may have a material and adverse effect on our financial condition and viability. Our ability to satisfy our other debt obligations will depend on our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors affecting our company and industry, many of which are beyond our control.

We are currently primarily dependent on our credit facilities for liquidity. Any reduction of the borrowing base under our First Lien Exit Facility could reduce or eliminate our ability to borrow under the facility and we may be required to prepay indebtedness under our credit facilities earlier than anticipated, which would adversely impact our liquidity.

As of September 30, 2016, the First Lien Exit Facility was fully drawn. The First Lien Exit Facility is subject to semi-annual redeterminations of its borrowing base, with additional interim re-determinations permitted under certain circumstances, upon the loan collateral value assigned to our various natural gas and oil properties and other assets. The initial borrowing base consists of a $410 million conforming reserve based tranche plus a $30 million non-conforming tranche, and initial commitments of the First Lien Lenders are $600 million. Downward revisions of our oil and natural gas reserves volume and value due to declines in commodity prices, the impact of lower estimated capital spending in response to lower prices, performance revisions, sales of assets or the incurrence of certain types of additional debt, among other items, could cause a reduction of our borrowing base in the future, and these reductions could be significant. The borrowing base will be automatically reduced upon the occurrence of certain events, including sales of oil and gas properties. Continued low commodity prices and the possible reserve write-downs that may result, along with the maturity schedule of our hedges, may impact future redeterminations.

The first scheduled borrowing base redetermination is on May 1, 2017. However, a super majority of the First Lien Lenders may elect, in certain circumstances, to seek an interim redetermination of the borrowing base prior to May 1, 2017. In addition, the non-conforming tranche under the First Lien Exit Facility matures on May 1, 2017.

There can be no assurance that our lenders will not reduce the borrowing base to an amount below our outstanding borrowings, which would require us, among other things, to prepay a portion of outstanding borrowings or mortgage additional oil and gas properties to eliminate such deficiency. In such event, we may be required to enter into discussions with our lenders or take other actions, and there can be no guarantee that any such discussions or actions would be successful.

If we cannot make the required payments under our credit facilities, including as a result of a borrowing base redetermination to an amount below our outstanding borrowings, an event of default would result thereunder as well as a cross-default under our other debt agreements. Upon the occurrence of an event of default, the lenders under our credit facilities could elect to declare all amounts outstanding immediately due and payable and the lenders could terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. We have pledged substantially all of our oil and gas properties and our ownership interests in a majority of the material operating subsidiaries as collateral under our credit facilities. If the lenders accelerate the repayment of borrowings, we may not have sufficient assets to repay our credit facilities and our other liabilities.

Our debt obligations and covenants in our credit facilities could restrict our business in many ways and may have a negative impact on our financing options and liquidity position.

Our debt obligations and covenants in our credit facilities could restrict our business in many ways. For example, our First Lien Exit Facility and Second Lien Exit Facility may contain various restrictive covenants that limit our ability to, among other things:

•	incur additional indebtedness or grant liens;

•	make loans or investments;

•	make restricted payments;

•	issue preferred stock;

•	make distributions from restricted subsidiaries;

•	take on debt of unrestricted subsidiaries;

•	enter into commodity or interest rate swap arrangements;

•	sell assets and subsidiary stock;

•	sell all or substantially all of our assets;

•	enter into certain transactions with affiliates;

•	sell or discount of receivables; and

•	merge into or consolidate with other persons.

In addition, our credit facilities require us to maintain specified financial ratios. Specifically, the First Lien Exit Facility requires us to maintain:

•	Total Debt to EBITDA (each as defined in the First Lien Exit Facility) of not more than 5.00 to 1.00;

•	current assets to current liabilities of not less than 1.00 to 1.00;

•	First Lien Debt (as defined in the First Lien Exit Facility) to EBITDA of not more than 3.50 to 1.00; and

•	EBITDA to Interest Expense (as defined in the First Lien Exit Facility) of not less than 2.50 to 1.00.

In addition, the Second Lien Exit Facility requires us to maintain:

•	EBITDA to Interest Expense (each as defined in the Second Lien Exit Facility) of not less than 2.50 to 1.00;

•	Total Leverage Ratio (as defined in the Second Lien Exit Facility) of no greater than 5.5 to 1.0 prior to December 31, 2017 and no greater than 5.0 to 1.0 thereafter; and

•	current assets to current liabilities of not less than 1.0 to 1.0.

Our ability to meet those financial ratios can be affected by events beyond our control, and we may be unable to meet those tests. If we are unable to meet any of the covenants in our credit facilities, we may be required to enter into discussions with our lenders or take other actions, which may negatively impact the price of our securities.

A breach of any of the covenants in our credit facilities could result in an event of default thereunder as well as a cross-default under our other debt agreements. Upon the occurrence of an event of default, the lenders under our credit facilities could elect to declare all amounts outstanding immediately due and payable and the lenders could terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. We have pledged substantially all of our assets as collateral under our credit facilities. If the lenders accelerate the repayment of borrowings, we may not have sufficient assets to repay our credit facilities and our other liabilities.

In addition, our borrowings under our credit facilities are, and are expected to continue to be, at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same.

To the extent that we incur additional indebtedness, the risks described above could increase and the additional debt obligations might subject us to additional and different restrictive covenants that could further affect our financial and operational flexibility. We cannot assure you that we will be granted waivers or amendments to these agreements if for any reason we are unable to comply with these agreements, or that we will be able to refinance our debt on acceptable terms or at all.

Significant physical effects of climate change have the potential to damage our facilities, disrupt our production activities and cause us to incur significant costs in preparing for or responding to those effects.

Climate change could have an effect on the severity of weather (including hurricanes and floods), sea levels, the arability of farmland, and water availability and quality. If such effects were to occur, our exploration and production operations have the potential to be adversely affected. Potential adverse effects could include damages to our facilities from powerful winds or rising waters in low lying areas, disruption of our production activities either because of climate-related damages to our facilities or our costs of operation potentially rising from such climatic effects, less efficient or non-routine operating practices necessitated by climate effects or increased costs for insurance coverage in the aftermath of such effects. Significant physical effects of climate change could also have an indirect effect on our financing and operations by disrupting the transportation or process-related services provided by midstream companies, service companies or suppliers with whom we have a business relationship. We may not be able to recover through insurance some or any of the damages, losses or costs that may result from potential physical effects of climate change.

We depend on certain key customers for sales of our natural gas, crude oil and natural gas liquids. To the extent these customers reduce the volumes of natural gas, crude oil and natural gas liquids they purchase or process from us, or cease to purchase or process natural gas, crude oil and natural gas liquids from us, our revenues and cash available for distribution could decline.

We market the majority of our natural gas production to gas utility companies, gas marketers, local distribution companies and industrial or other end-users. Crude oil produced from our wells flow directly into leasehold storage tanks where it is picked up by an oil company or a common carrier acting for an oil company. NGLs are extracted from the natural gas stream by processing and fractionation plants enabling the remaining “dry” gas (low Btu content) to meet pipeline specifications for transport to end users or marketers operating on the receiving pipeline. For the year ended December 31, 2015, Tenaska Marketing Ventures, Chevron, Enterprise and Interconn Resources LLC accounted for approximately 21%, 15%, 11% and 11% of our total natural gas, crude oil and natural gas liquids production revenue, respectively, with no other single customer accounting for more than 10% for this period. To the extent these and other key customers reduce the amount of natural gas, crude oil and natural gas liquids they purchase from us, our revenues and cash flow could temporarily decline in the event we are unable to sell to additional purchasers.

An increase in the differential between the NYMEX or other benchmark prices of oil and natural gas and the wellhead price that we receive for our production could significantly reduce our cash available for distribution and adversely affect our financial condition.

The prices that we receive for our oil and natural gas production sometimes reflect a discount to the relevant benchmark prices, such as NYMEX. The difference between the benchmark price and the price that we receive is called a differential. Increases in the differential between the benchmark prices for oil and natural gas and the wellhead price that we receive could significantly reduce our cash flow and adversely affect our financial condition. We use the relevant benchmark price to calculate our hedge positions, and we do not have any commodity derivative contracts covering the amount of the basis differentials we experience in respect of our production. As such, we will be exposed to any increase in such differentials, which could adversely affect our results of operations.

Some of our undeveloped leasehold acreage is subject to leases that may expire in the near future.

As of December 31, 2015, leases covering approximately 4,702 of our 742,944 net undeveloped acres, or 0.6%, are scheduled to expire on or before December 31, 2016. An additional 0.6% of our net undeveloped acres are scheduled to expire in 2017 and 0.2% in 2018. If we are unable to renew these leases or any leases scheduled for expiration beyond their expiration date, on favorable terms, we will lose the right to develop the acreage that is covered by an expired lease.

Drilling for and producing natural gas and oil are high-risk activities with many uncertainties.

Our drilling activities are subject to many risks, including the risk that we will not discover commercially productive reservoirs. Drilling for natural gas and oil can be uneconomic, not only from dry holes, but also from productive wells that do not produce sufficient revenues to be commercially viable. This risk is exacerbated by the current decline in oil and gas prices. In addition, our drilling and producing operations may be curtailed, delayed or canceled as a result of other factors, including:

•	the high cost, shortages or delivery delays of equipment and services;

•	unexpected operational events and drilling conditions;

•	adverse weather conditions;

•	facility or equipment malfunctions;

•	title problems;

•	pipeline ruptures or spills;

•	compliance with environmental and other governmental requirements;

•	unusual or unexpected geological formations;

•	formations with abnormal pressures;

•	injury or loss of life and property damage to a well or third-party property;

•	leaks or discharges of toxic gases, brine, natural gas, oil, hydraulic fracturing fluid and wastewater from a well;

•	environmental accidents, including groundwater contamination;

•	fires, blowouts, craterings and explosions; and

•	uncontrollable flows of natural gas or well fluids.

Any one or more of the factors discussed above could reduce or delay our receipt of drilling and production revenues, thereby reducing our earnings, and could reduce revenues in one or more of our Drilling Partnerships, which may make it more difficult to finance our drilling operations through sponsorship of future partnerships. In addition, any of these events can cause substantial losses, which may not fully be covered by insurance, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination, loss of wells and regulatory penalties, which could reduce our cash flow.

Although we maintain insurance against various losses and liabilities arising from our operations, insurance against all operational risks is not available to us. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Losses could, therefore, occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could reduce our results of operations.

Unless we replace our oil and natural gas reserves, our reserves and production will decline, which would reduce our cash flow from operations and income.

Producing natural gas and oil reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our natural gas and oil reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing and exploiting our reserves and economically finding or acquiring additional recoverable reserves. Our ability to find and acquire additional recoverable reserves to replace current and future production at acceptable costs depends on our ability to generate sufficient cash flow from operations and other sources of capital, principally from the sponsorship of new Drilling Partnerships, all of which are subject to the risks discussed elsewhere in this section.

Decreases in commodity prices could subject our oil and gas properties to a non-cash impairment loss under U.S. generally accepted accounting principles.

U.S. generally accepted accounting principles require oil and gas properties and other long-lived assets to be reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Long-lived assets are reviewed for potential impairments at the lowest levels for which there are identifiable cash flows that are largely independent of other groups of assets. We test our oil and gas properties on a field-by-field basis, by determining if the historical cost of proved properties less the applicable depletion, depreciation and amortization and abandonment is less than the estimated expected undiscounted future cash flows. The expected future cash flows are estimated based on our economic interests and our plans to continue to produce and develop proved reserves. Expected future cash flow from the sale of production of reserves is calculated based on estimated future prices. We estimate prices based on current contracts in place at the impairment testing date, adjusted for basis differentials and market related information, including published future prices. The estimated future level of production is based on assumptions surrounding future levels of prices and costs, field decline rates, market demand and supply, and the economic and regulatory climates.

Prolonged depressed prices of natural gas and oil may cause the carrying value of our oil and gas properties to exceed the expected future cash flows, and a non-cash impairment loss would be required to be recognized in the financial statements for the difference between the estimated fair market value (as determined by discounted future cash flows) and the carrying value of the assets. During the year ended December 31, 2015, we recognized $966.6 million of asset impairment primarily related to oil and gas properties in the Barnett, Coal-bed Methane, Rangely, Southern Appalachia, Marcellus and Mississippi Lime operating areas, and unproved acreage in the New Albany Shale, which were impaired due to lower forecasted commodity prices, net of $85.8 million of future hedge gains reclassified from accumulated other comprehensive income.

Estimates of reserves are based on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

Underground accumulations of natural gas and oil cannot be measured in an exact way. Natural gas and oil reserve engineering requires subjective estimates of underground accumulations of natural gas and oil and assumptions concerning future natural gas prices, production levels and operating and development costs. As a result, estimated quantities of proved reserves and projections of future production rates and the timing of development expenditures may prove to be inaccurate. Our current estimates of our proved reserves are prepared by our internal engineers and our independent petroleum engineers. Over time, our internal engineers may make material changes to reserve estimates taking into account the results of actual drilling and production. Some of our reserve estimates were made without the benefit of a lengthy production history, which are less reliable than estimates based on a lengthy production history. Also, we make certain assumptions regarding future natural gas prices, production levels and operating and development costs that may prove incorrect. Any significant variance from these assumptions by actual figures could greatly affect our estimates of reserves, the economically recoverable quantities of natural gas and oil attributable to any particular group of properties, the classifications of reserves based on risk of recovery and estimates of the future net cash flows. Our standardized measure is calculated using natural gas prices that do not include financial hedges. Numerous changes over time to the assumptions on which our reserve estimates are based, as described above, often result in the actual quantities of natural gas and oil we ultimately recover being different from our reserve estimates.

The present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated natural gas and oil reserves. We base the estimated discounted future net cash flows from our proved reserves on historical prices and costs. However, actual future net cash flows from our natural gas and oil properties also will be affected by factors such as:

•	actual prices we receive for natural gas and oil;

•	the amount and timing of actual production;

•	the amount and timing of our capital expenditures;

•	the amount and timing of our capital expenditures; and

•	changes in governmental regulations or taxation.

The timing of both our production and incurrence of expenses in connection with the development and production of natural gas and oil properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the natural gas and oil industry in general.

Any significant variance in our assumptions could materially affect the quantity and value of reserves, the amount of standardized measure, and our financial condition and results of operations. In addition, our reserves or standardized measure may be revised downward or upward based upon production history, results of future exploitation and development activities, prevailing natural gas and oil prices and other factors. A material decline in prices paid for our production can reduce the estimated volumes of our reserves because the economic life of our wells could end sooner. Similarly, a decline in market prices for natural gas or oil may reduce our standardized measure.

Hedging transactions may limit our potential gains or cause us to lose money.

Pricing for natural gas, NGLs and oil has been volatile and unpredictable for many years. To limit exposure to changing natural gas and oil prices, we may use financial hedges and physical hedges for our production. Specifically, the First Lien Exit Facility requires us to enter into commodity hedges covering at least 80% of our expected 2019 production prior to December 31, 2017. Physical hedges are not deemed hedges for accounting purposes because they require firm delivery of natural gas and oil and are considered normal sales of natural gas and oil. We generally limit these arrangements to smaller quantities than those we project to be available at any delivery point.

In addition, we may enter into financial hedges, which may include purchases of regulated NYMEX futures and options contracts and non-regulated over-the-counter futures contracts with qualified counterparties in compliance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The futures contracts are commitments to purchase or sell natural gas and oil at future dates and generally cover one-month periods for up to six years in the future. The over-the-counter derivative contracts are typically cash settled by determining the difference in financial value between the contract price and settlement price and do not require physical delivery of hydrocarbons.

These hedging arrangements may reduce, but will not eliminate, the potential effects of changing commodity prices on our cash flow from operations for the periods covered by these arrangements. Furthermore, while intended to help reduce the effects of volatile commodity prices, such transactions, depending on the hedging instrument used, may limit our potential gains if commodity prices were to rise substantially over the price established by the hedge. In addition, these arrangements expose us to risks of financial loss in a variety of circumstances, including when:

•	a counterparty is unable to satisfy its obligations;

•	production is less than expected; or

•	there is an adverse change in the expected differential between the underlying price in the derivative instrument and actual prices received for our production.

However, it is not always possible for us to engage in a derivative transaction that completely mitigates our exposure to commodity prices and interest rates. Our financial statements may reflect a gain or loss arising from an exposure to commodity prices and interest rates for which we are unable to enter into a completely effective hedge transaction.

The failure by counterparties to our derivative risk management activities to perform their obligations could have a material adverse effect on our results of operations.

The use of derivative risk management transactions involves the risk that the counterparties will be unable to meet the financial terms of such transactions. If any of these counterparties were to default on its obligations under our derivative arrangements, such a default could have a material adverse effect on our results of operations, and could result in a larger percentage of our future production being subject to commodity price changes.

Due to the accounting treatment of derivative contracts, increases in prices for natural gas, crude oil and NGLs could result in non-cash balance sheet reductions and non-cash losses in our statement of operations.

We account for our derivative contracts by applying the mark-to-market accounting treatment required for these derivative contracts. We could recognize incremental derivative liabilities between reporting periods resulting from increases or decreases in reference prices for natural gas, crude oil and NGLs, which could result in us recognizing a non-cash loss in our consolidated statements of operations and a consequent non-cash decrease in our equity between reporting periods. Any such decrease could be substantial. In addition, we may be required to make cash payments upon the termination of any of these derivative contracts.

Regulations adopted by the Commodities Futures Trading Commission could have an adverse effect on our ability to use derivative instruments to reduce the effect of commodity price, interest rate and other risks associated with our business.

The ongoing implementation of derivatives legislation adopted by the U.S. Congress could have an adverse effect on our ability to use derivative instruments to reduce the effect of commodity price, interest rate and other risks associated with our business. The Dodd-Frank Act, among other provisions, establishes federal oversight and regulation of the over-the-counter derivatives market and entities that participate in that market. The legislation requires the Commodities Futures Trading Commission (the “CFTC”), and the SEC to promulgate rules and regulations implementing the new legislation. The CFTC finalized many of the regulations associated with the reform legislation, and is in the process of implementing position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalents. The CFTC adopted final rules establishing margin requirements for uncleared swaps entered by swap dealers, major swap participants and financial end users (though non-financial end users are excluded from margin requirements). While, as a non-financial end user, we are not subject to margin requirements, application of these requirements to our counterparties could affect the cost and availability of swaps we use for hedging. The financial reform legislation may also require the counterparties to our derivative instruments to spin off some of their derivatives activities to separate entities, which may not be as creditworthy as the current counterparties.

The new legislation and any new regulations could significantly increase the cost of derivative contracts; materially alter the terms of derivative contracts; reduce the availability of derivatives to protect against risks we encounter; reduce our ability to monetize or restructure our derivative contracts in existence at that time; and increase our exposure to less creditworthy counterparties. If we reduce or change the way we use derivative instruments as a result of the legislation or regulations, our results of operations may become more volatile and cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures. Finally, the legislation was also intended, in part, to reduce the volatility of oil and natural gas prices, which some legislators attributed to speculative trading in derivatives and commodity instruments related to oil and natural gas. Our revenues could therefore be adversely affected if a consequence of the legislation and regulations is to lower commodity prices. Any of these consequences could have a material adverse effect on our consolidated financial position, results of operations and/or cash flows.

Any acquisitions we complete are subject to substantial risks that could adversely affect our financial condition and results of operations.

Any acquisition involves potential risks, including, among other things:

•	the validity of our assumptions about reserves, future production, revenues, capital expenditures and operating costs;

•	an inability to successfully integrate the businesses we acquire;

•	a decrease in our liquidity by using a portion of our available cash or borrowing capacity under our revolving credit facility to finance acquisitions;

•	a significant increase in our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	the assumption of unknown environmental or title and other liabilities, losses or costs for which we are not indemnified or for which our indemnity is inadequate;

•	the diversion of management’s attention from other business concerns and increased demand on existing personnel;

•	the incurrence of other significant charges, such as impairment of oil and natural gas properties, goodwill or other intangible assets, asset devaluation or restructuring charges;

•	unforeseen difficulties encountered in operating in new geographic areas; and

•	the loss of key purchasers of our production; and

•	the failure to realize expected growth or profitability.

Our decision to acquire oil and natural gas properties depends in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses, seismic data and other information, the results of which are often inconclusive and subject to various interpretations. The scope and cost of the above risks may be materially greater than estimated at the time of the acquisition. Further, our future acquisition costs may be higher than those we have achieved historically. Any of these factors could adversely affect our future growth and the ability to pay distributions.

We may be unsuccessful in integrating the operations from any future acquisitions with our operations and in realizing all of the anticipated benefits of these acquisitions.

The integration of previously independent operations can be a complex, costly and time-consuming process. The difficulties of combining these systems, as well as any operations we may acquire in the future, include, among other things:

•	operating a significantly larger combined entity;

•	the necessity of coordinating geographically disparate organizations, systems and facilities;

•	integrating personnel with diverse business backgrounds and organizational cultures;

•	consolidating operational and administrative functions;

•	integrating internal controls, compliance under Sarbanes-Oxley Act of 2002 and other corporate governance matters;

•	the diversion of management’s attention from other business concerns;

•	customer or key employee loss from the acquired businesses;

•	a significant increase in our indebtedness; and

•	potential environmental or regulatory liabilities and title problems.

Costs incurred and liabilities assumed in connection with an acquisition and increased capital expenditures and overhead costs incurred to expand our operations could harm our business or future prospects, and result in significant decreases in our gross margin and cash flows.

Our acquisitions may prove to be worth less than we paid, or provide less than anticipated proved reserves, because of uncertainties in evaluating recoverable reserves, well performance, and potential liabilities as well as uncertainties in forecasting oil and natural gas prices and future development, production and marketing costs.

Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, development potential, well performance, future oil and natural gas prices, operating costs and potential environmental and other liabilities. Our estimates of future reserves and estimates of future production for our acquisitions are initially based on detailed information furnished by the sellers and subject to review, analysis and adjustment by our internal staff, typically without consulting independent petroleum engineers. Such assessments are inexact and their accuracy is inherently uncertain; our proved reserves estimates may thus exceed actual acquired proved reserves. In connection with our assessments, we perform a review of the acquired properties that we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well. Even when we inspect a well, we do not always discover structural, subsurface and environmental problems that may exist or arise. As a result of these factors, the purchase price we pay to acquire oil and natural gas properties may exceed the value we realize.

Also, our reviews of acquired properties are inherently incomplete because it is generally not feasible to perform an in-depth review of the individual properties involved in each acquisition given the time constraints imposed by the applicable acquisition agreement. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor would it necessarily permit a buyer to become sufficiently familiar with the properties to fully assess their deficiencies and potential.

Acquired properties may not produce as projected and we may be unable to determine reserve potential, identify liabilities associated with the properties or obtain protection from sellers against such liabilities.

One of our growth strategies is to capitalize on opportunistic acquisitions of natural gas reserves. However, reviews of acquired properties are often incomplete because it generally is not feasible to review in depth every individual property involved in each acquisition. A detailed review of records and properties also may not necessarily reveal existing or potential problems, and may not permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well that we acquire. Potential problems, such as deficiencies in the mechanical integrity of equipment or environmental conditions that may require significant remedial expenditures, are not necessarily observable even when we inspect a well. Any unidentified problems could result in material liabilities and costs that negatively affect our financial condition and results of operations.

Even if we are able to identify problems with an acquisition, the seller may be unwilling or unable to provide effective contractual protection or indemnity against all or part of these problems. Even if a seller agrees to provide indemnity, the indemnity may not be fully enforceable and may be limited by floors and caps on such indemnity.

We may not identify all risks associated with the acquisition of oil and natural gas properties, or existing wells, and any indemnifications we receive from sellers may be insufficient to protect us from such risks, which may result in unexpected liabilities and costs to us.

Our business strategy focuses on acquisitions of undeveloped oil and natural gas properties that we believe are capable of production. We have acquired and may make additional acquisitions of undeveloped oil and gas properties from time to time, subject to available resources. Any future acquisitions will require an assessment of recoverable reserves, title, future oil and natural gas prices, operating costs, potential environmental hazards, potential tax and other liabilities and other factors. Generally, it is not feasible for us to review in detail every individual property involved in a potential acquisition. In making acquisitions, we generally focus most of our title, environmental and valuation efforts on the properties that we believe to be more significant, or of higher-value. Even a detailed review of properties and records may not reveal all existing or potential problems, nor would it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. In addition, we do not inspect in detail every well that we acquire. Potential problems, such as deficiencies in the mechanical integrity of equipment or environmental conditions that may require significant remedial expenditures, are not necessarily observable even when we perform a detailed inspection. Any unidentified problems could result in material liabilities and costs that negatively impact our financial condition and results of operations.

Even if we are able to identify problems with an acquisition, the seller may be unwilling or unable to provide effective contractual protection or indemnity against all or part of these problems. Even if a seller agrees to provide indemnity, the indemnity may not be fully enforceable or may be limited by floors and caps, and the financial wherewithal of such seller may significantly limit our ability to recover our costs and expenses. Any limitation on our ability to recover the costs related any potential problem could materially impact our financial condition and results of operations.

Any production associated with the assets acquired in the Rangely Acquisition will decline if the operator’s access to sufficient amounts of carbon dioxide is limited.

Production associated with the assets we acquired located in the Rangely Field in northwest Colorado (the “Rangely Acquisition”) is dependent on CO2 tertiary recovery operations in the Rangely Field. The crude oil and NGL production from these tertiary recovery operations depends, in large part, on having access to sufficient amounts of CO2. The ability to produce oil and NGLs from these assets would be hindered if the supply of CO2 was limited due to, among other things, problems with the Rangely Field’s current CO2 producing wells and facilities, including compression equipment, or catastrophic pipeline failure. Any such supply limitation could have a material adverse effect on the results of operations and cash flows associated with these tertiary recovery operations. Our anticipated future crude oil and NGL production from tertiary operations is also dependent on the timing, volumes and location of CO2 injections and, in particular, on the operator’s ability to increase its combined purchased and produced volumes of CO2 and inject adequate amounts of CO2 into the proper formation and area within the Rangely Field.

Ownership of our oil, gas and natural gas liquids production depends on good title to our property.

Good and clear title to our oil and gas properties is important. Although we will generally conduct title reviews before the purchase of most oil, gas, natural gas liquids and mineral producing properties or the commencement of drilling wells, such reviews do not assure that an unforeseen defect in the chain of title will not arise to defeat our claim, which could result in a reduction or elimination of the revenue received by us from such properties.

Conservation measures and technological advances could reduce demand for oil and natural gas.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas. The impact of the changing demand for oil and natural gas services and products may have a material adverse effect on our business, financial condition and results of operations.

We are subject to comprehensive federal, state, local and other laws and regulations that could increase the cost and alter the manner or feasibility of our doing business.

Our operations are regulated extensively at the federal, state and local levels. The regulatory environment in which we operate includes, in some cases, legal requirements for obtaining environmental assessments, environmental impact studies and/or plans of development before commencing drilling and production activities. In addition, our activities are subject to the regulations regarding conservation practices and protection of correlative rights. These regulations affect our operations and limit the quantity of natural gas, NGLs and oil we may produce and sell. A major risk inherent in a drilling plan is the need to obtain drilling permits (which can include financial responsibility requirements) from state agencies and local authorities. Delays in obtaining regulatory approvals or drilling permits, the failure to obtain a drilling permit for a well or the receipt of a permit with unreasonable conditions or costs could inhibit our ability to develop our respective properties. The natural gas, NGLs and oil regulatory environment could also change in ways that might substantially increase the financial and managerial costs of compliance with these laws and regulations and, consequently, reduce our profitability. We may be put at a competitive disadvantage to larger companies in the industry that can spread these additional costs over a greater number of wells and these increased regulatory hurdles over a larger operating staff.

Because we handle natural gas, NGLs and oil, we may incur significant costs and liabilities in the future in order to comply with, or as a result of failing to comply with, new or existing environmental regulations or from an accidental release of substances into the environment.

How we plan, design, drill, install, operate and abandon natural gas and oil wells and associated facilities are matters subject to stringent and complex federal, state and local environmental laws and regulations. These include, for example:

•	The federal Clean Air Act and comparable state laws and regulations that impose obligations related to air emissions;

•	The federal Clean Water Act and comparable state laws and regulations that impose obligations related to spills, releases, streams, wetlands and discharges of pollutants into regulated bodies of water;

•	The federal Resource Conservation and Recovery Act (“RCRA”) and comparable state laws that impose requirements for the handling and disposal of waste, including produced waters, from our facilities;

•	The federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) and comparable state laws that regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or at locations to which we have sent waste for disposal; and

•	Wildlife protection laws and regulations such as the Migratory Bird Treaty Act and the Endangered Species Act, which require operators to cover reserve pits during the cleanup phase of the pit, if the pit is open more than 90 days, and impose restrictions regarding the extent and timing of development, including, for example, prohibitions for tree clearing.

Complying with these environmental requirements may increase costs and prompt delays in natural gas, NGLs and oil production. It is possible that the costs and delays associated with compliance with such requirements could cause us to delay or abandon the further development of certain properties. Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining future operations.

There is an inherent risk that we may incur environmental costs and liabilities due to the nature of our business and the substances we handle. For example, an accidental release from one of our wells could subject us to substantial liabilities arising from environmental cleanup and remediation costs, claims made by neighboring landowners and other third parties for personal injury and property damage, and fines or penalties for related violations of environmental laws or regulations. Moreover, the possibility exists that stricter laws, regulations or enforcement policies may be enacted or adopted and could significantly increase our compliance costs and the cost of any remediation that may become necessary. We may not be able to recover remediation costs, or other losses/damages, under our respective insurance policies.

We may incur costs or delays and encounter operational restrictions in connection with complying with stringent environmental regulations that apply specifically to hydraulic fracturing.

Hydraulic fracturing is used to stimulate production of hydrocarbons, particularly natural gas, from tight formations. The process involves the injection of water, sand, and chemical additives under pressure into formations to fracture the surrounding rock and stimulate production. Some of the potential effects of Federal, state, and local environmental regulation of hydraulic fracturing, including future changes in such regulation, could include the following:

•	additional permitting requirements and permitting delays;

•	increased costs;

•	changes in the way operations, drilling and/or completion must be conducted;

•	increased recordkeeping and reporting; and

•	restrictions on the types of additives that can be used and locations in which we can operate.

Restrictions on hydraulic fracturing could also reduce the amount of natural gas, NGLs and oil that we are ultimately able to produce from our reserves.

State regulation of hydraulic fracturing and related development operations could result in increased costs and additional operating restrictions or delays.

The hydraulic fracturing and related development operations processes are typically regulated by state oil and natural gas commissions or by state environmental agencies. Some states have adopted, and other states are considering adopting, regulations that could restrict hydraulic fracturing and related development operations in certain circumstances. State regulation of hydraulic fracturing can take many forms. Among the forms of regulation that do, and in the future could, affect our operations or increase our costs are the following:

•	Typically, states impose, by means of permits, well casing, cementing, drilling, mechanical integrity, completion, well control, and plugging and abandonment requirements to ensuring hydraulic fracturing and related development operations do not contaminate groundwater and nearby surface water.

•	Most states require the disclosure of chemicals used in hydraulic fracturing fluids.

•	Many states have imposed controls on the management, reuse, recycling, and disposal of hydraulic fracturing flowback fluid and production fluids.

•	States may limit when venting/flaring of casing head gas and gas well gas may occur.

•	States may limit where fracturing can be performed and/or impose operating restrictions in certain geographic regions (i.e., location standards). For example, in areas in which there are concerns regarding induced seismicity, a state could curtail fracturing operations in the area or allow its continuance only under certain operational limitations.

•	States may impose performance standards for surface activities at oil and natural gas well sites (including containment and spill response and remediation practices) and requiring operators to identify and monitor abandoned, orphaned and inactive wells prior to hydraulic fracturing.

•	States may impose conditions on the disposal of drilling wastes containing naturally occurring radioactive material, as well as regulations applying to facilities that receive such wastes.

•	States could even take the step of a total ban on hydraulic fracturing, as New York has done, blocking our business from that state.

Local and municipal laws could also result in increased costs and additional operating restrictions or delays.

In addition to state law, local land use restrictions, such as municipal ordinances, may restrict or prohibit the performance of well drilling in general and/or hydraulic fracturing and related operations in particular. In some jurisdictions, the authority of localities to regulate hydraulic fracturing has become contentious. Courts have been asked to determine whether state regulatory schemes “pre-empt” local regulation. The outcome of legal challenges to local efforts to regulate hydraulic fracturing depends in large part on the intent of the State legislature and the comprehensiveness of its statutory scheme. If the right of municipalities to impose additional requirements is upheld, and municipalities elect to do so, local rules could impose additional constraints – such as siting and setback restrictions – and costs on our operations.

If the federal government were to comprehensively regulate hydraulic fracturing, it could impose greater costs or additional restrictions on our operations.

To date, hydraulic fracturing has not generally been subject to comprehensive regulation at the federal level. Instead, there has been limited federal regulation. For example, U.S. EPA released guidance, under its Safe Drinking Water Act underground injection control authority, regarding the use of diesel fuels in hydraulic fracturing. Implementation of the guidance will largely occur through State permitting programs. As another example, the Department of Interior’s Bureau of Land Management had issued regulations governing the conduct of hydraulic fracturing federal and Indian lands, but, on June 21, 2016, a Wyoming federal district judge invalidated the rules on the basis that Congress had not given the Department authority to regulate in this manner. The Federal government appealed the decision to the 10th Circuit Court of Appeals on June 24, 2016, and the litigation is ongoing. On-going federal agency environmental reviews of hydraulic fracturing could, however, result in additional regulation. Or Congress could adopt new laws affecting our operations or directing a federal agency to regulate our operations in new or additional ways. Any such development on the federal level could make it more difficult or costly for us to perform hydraulic fracturing to stimulate production from dense subsurface rock formations.

Our drilling and production operations require both adequate sources of water to facilitate the fracturing process and the disposal of flowback and produced fluids. If we are unable to dispose of the flowback and produced fluids at a reasonable cost and in compliance with applicable environmental rules, our ability to produce gas economically and in commercial quantities could be impaired.

A significant portion of our natural gas, NGLs and oil extraction activities utilize hydraulic fracturing, which results in water that must be treated and disposed of in accordance with applicable regulatory requirements. Environmental regulations governing the withdrawal, storage and use of surface water or groundwater necessary for hydraulic fracturing may increase operating costs and cause delays, interruptions or termination of operations, the extent of which cannot be predicted, all of which could have an adverse effect on our operations and financial performance. Our ability to collect and dispose of flowback and produced fluids will affect our production, and potential increases in the cost of wastewater treatment, handling, and disposal may affect our profitability. The imposition of new environmental initiatives and regulations could include restrictions on our ability to conduct hydraulic fracturing or disposal of wastewater, drilling fluids and other substances associated with the exploration, development and production of natural gas, NGLs and oil.

Rules regulating air emissions from oil and natural gas operations could cause us to incur increased capital expenditures and operating costs.

In 2012, U.S. EPA established the New Source Performance Standards (“NSPS”) rule for oil and natural gas production, transmission, and distribution, and also made significant revisions to the existing National Emission Standards for Hazardous Air Pollutants (“NESHAP”) rules for oil and natural gas production, transmission, and storage facilities. These rules require oil and natural gas production facilities to conduct “green completions” for hydraulic fracturing, which is recovering rather than venting the gas and NGLs that come to the surface during completion of the fracturing process. The rules also establish specific requirements regarding emissions from compressors, dehydrators, storage tanks and other production equipment. Both the NSPS and NESHAP rules continue to evolve based on new information and changing environmental concerns and may become more stringent. States too are imposing requirements for air pollution control and permitting for facilities such as well sites and compressor stations. Overall, compliance with new rules regulating air emissions from our operations could result in significant costs, including increased capital expenditures and operating costs, and could affect the results of our business.

Climate change laws and regulations restricting emissions of “greenhouse gases” could affect production and consumption of natural gas, while potential physical effects of climate change could disrupt our operations and cause us to incur significant costs in preparing for, or responding to, those effects.

The requirement for “green completions” of wells is a specific anti-greenhouse gas emissions rule that imposes direct costs on our operations.

Over the past several years, U.S. EPA has issued a series of federal rules and other actions aimed at reducing the nation’s emissions of carbon dioxide, methane and other greenhouse gases. On August 29, 2016, President Obama renewed the nation’s commitment to reduce its greenhouse gas emissions by executing the instrument to join the Paris Agreement. On September 27, 2016, U.S. EPA defended its Clean Power Plan, designed to substantially reduce greenhouse gas emissions from the electricity generating sector, before the U.S. Circuit Court of Appeals for the D.C. Circuit. On November 10, 2016, U.S. EPA issued a final Information Collection Request requiring oil and natural gas companies to provide information needed to develop regulations to reduce methane emissions from existing sources in the oil and natural gas industry. Overall, these developments demonstrate a regulatory trend aimed at reducing the consumption of fossil fuels or increasing the efficiency of their use. These trends could be seen to dampen demand for our products.

Many of these developments, on the other hand, have been targeted at coal-fired power plants, which generate a substantial portion of the nation’s greenhouse gas emissions. Natural gas is generally considered a preferable fossil fuel as compared to coal, as its combustion results in emissions of fewer greenhouse gases. If U.S. EPA’s Clean Power Plan is upheld, many expect the on-going retirement of coal-fired plants to continue, with natural gas-fired power plants, along with alternative energy sources (e.g., solar and wind), expected to fill the gap left by these retirements, creating additional demand for our products.

There is general consensus in the scientific community that increasing concentrations of greenhouse gases in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events; if any such effects were to occur in areas in which we operate, they could have adverse effects on our operations.

Impact fees and severance taxes could materially increase our liabilities.

In an effort to offset budget deficits and fund state programs, many states have imposed impact fees and/or severance taxes on the natural gas industry. In February 2012, the Commonwealth of Pennsylvania enacted an “impact fee” on unconventional natural gas and oil production which includes the Marcellus Shale. The impact fee is based upon the year a well is spudded and varies, like most severance taxes, based upon natural gas prices. For the year ended December 31, 2015, the impact fee for our wells, including the wells in our Drilling Partnerships, was approximately $0.9 million. This is compared to an impact fee of approximately $1.0 million for the year ended December 31, 2014, an impact fee of approximately $1.7 million for the year ended December 31, 2013 and an impact fee of approximately $2.0 million for year ended December 31, 2012.

The third parties on whom we rely for gathering and transportation services are subject to complex federal, state and other laws that could adversely affect the cost, manner or feasibility of conducting our business.

The operations of the third parties on whom we rely for gathering and transportation services are subject to complex and stringent laws and regulations that require obtaining and maintaining numerous permits, approvals and certifications from various federal, state and local government authorities. These third parties may incur substantial costs in order to comply with existing laws and regulations. If existing laws and regulations governing such third-party services are revised or reinterpreted, or if new laws and regulations become applicable to their operations, these changes may affect the costs that we pay for such services. Similarly, a failure to comply with such laws and regulations by the third parties on whom we rely could have a material adverse effect on our business, financial condition and results of operations.

A cyber incident or a terrorist attack could result in information theft, data corruption, operational disruption and/or financial loss.

We have become increasingly dependent upon digital technologies, including information systems, infrastructure and cloud applications and services, to operate our businesses, to process and record financial and operating data, communicate with our employees and business partners, analyze seismic and drilling information, estimate quantities of oil and gas reserves, as well as other activities related to our businesses. Strategic targets, such as energy-related assets, may be at greater risk of future cyber or terrorist attacks than other targets in the United States. Deliberate attacks on, or security breaches in our systems or infrastructure, or the systems or infrastructure of third parties or the cloud, could lead to corruption or loss of our proprietary data and potentially sensitive data, delays in production or delivery, challenges in maintaining our books and records and other operational disruptions and third party liability. Our insurance may not protect us against such occurrences. Consequently, it is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition and results of operations. Further, as cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents.

Risks Relating to Our Common Shares

If prices of our Common Shares decline, our shareholders could lose a significant part of their investment.

The market price of our Common Shares could be subject to wide fluctuations in response to a number of factors, most of which we cannot control, including:

•	changes in securities analysts’ recommendations and their estimates of our financial performance;

•	the public’s reaction to our press releases, announcements and our filings with the SEC;

•	fluctuations in broader securities market prices and volumes, particularly among securities of natural gas and oil companies;

•	fluctuations in natural gas and oil prices;

•	changes in market valuations of similar companies;

•	departures of key personnel;

•	commencement of or involvement in litigation;

•	variations in our quarterly results of operations or those of other natural gas and oil companies;

•	variations in the amount of our cash distributions;

•	future issuances and sales of our securities; and

•	changes in general conditions in the U.S. economy, financial markets or the natural gas and oil industry.

In recent years, the securities market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. Future market fluctuations may result in a lower price of our Common Shares.

The trading price of our Common Shares may be volatile, with the result that an investor may not be able to sell any shares acquired at a price equal to or greater than the price paid by the investor.

Our Common Shares are quoted on the OTCQX Market under the symbol “TTEN.” These markets are relatively unorganized, inter-dealer, over-the-counter markets that provide significantly less liquidity than the NASDAQ or the NYSE. Although we will use our commercially reasonable efforts to list our Common Shares on the NYSE (or other national securities exchange approved by our board of directors (the “Board”)) as soon as practicable after the applicable listing standards are satisfied or have been waived, no assurances can be given that our Common Shares can be listed on the NYSE (or other national securities exchange). In this event, there would be a highly illiquid market for our Common Shares and you may be unable to dispose of your Common Shares at desirable prices or at all.

Sales of our Common Shares may cause our share price to decline.

Sales of substantial amounts of our Common Shares in the public market, or the perception that these sales may occur, could cause the market price of our shares to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional shares.

Certain shareholders have significant influence over us and their interests might conflict with or differ from your interests as a shareholder.

Holders of our Predecessor’s senior notes, in exchange for their claims to the notes, acquired a significant ownership interest in the Common Shares pursuant to the Plan. Our Second Lien Lenders also received a significant ownership interest in our Common Shares. If such holders were to act as a group, such holders would be in a position to control the outcome of certain actions requiring shareholder approval, including the election of directors, without the approval of other shareholders. This concentration of ownership could also facilitate or hinder a negotiated change of control of the Company and, consequently, have an impact upon the value of the Common Shares.

Provisions in our LLC Agreement limit the rights of our shareholders to elect our Class A directors, which limits their ability to influence us or affect our management.

The Class A directors comprise a majority of our Board of Directors. Our Class A directors were designated by Titan Management as the holder of the Series A Preferred Share, and any vacancies in the Class A directors may be filled by a majority of the remaining Class A directors then in office. The holders of our Common Shares do not have a right to elect Class A Directors.

Pursuant to our LLC Agreement, only our Class B directors are elected by the holders of our Common Shares. Further, we are not required to hold an annual meeting for the election of those Class B directors until 2019. Prior to the first date on which our ratio of total debt (as defined in the First Lien Exit Facility), as of such date, to EBITDA (as defined in the First Lien Exit Facility, excluding, without duplication, gains and losses arising out of mark to market and cash settlement, prior to September 1, 2016, of commodity derivative contracts) for the 12 months preceding the determination date is less than 3.5 to 1 (the “Fallaway Date”), GSO will have the right to nominate one Class B director, and the other two Class B directors shall be nominated by the other Class B directors then in office. On and after the Fallaway Date, nominations for Class B directors will be made by the Nominating and Governance Committee of the Board and may also be made by any individual shareholder holding 10% or more of the outstanding Common Shares. The Class B directors will be elected by a plurality of votes cast at the meeting.

Your equity interests are subordinated to our indebtedness.

In any subsequent liquidation, dissolution, or winding up of the Company, the Common Shares would rank below all debt claims against the Company, including the First Lien Exit Facility, Second Lien Exit Facility and any other indebtedness we may incur. As a result, holders of the Common Shares would not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution, or winding up of the Company until after all the obligations to our debt holders had been satisfied.

We currently do not intend to pay distributions on our Common Shares, and the First Lien Exit Facility and the Second Lien Exit Facility place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our Common Shares appreciates.

We do not plan to pay distributions on our Common Shares in the foreseeable future. Additionally, the First Lien Exit Facility and the Second Lien Exit Facility place certain restrictions on our ability to pay cash distributions. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your Common Shares at a price greater than you paid for it. There is no guarantee that the price of our Common Shares that will prevail in the market will ever exceed the price at which you purchase Common Shares.

We may issue an unlimited number of additional securities, including securities that are senior to the Common Shares, without shareholder approval, which would dilute shareholders’ ownership interests.

Our amended and restated limited liability company agreement (our “LLC Agreement”) does not limit the number of additional company security that we may issue at any time without the approval of our shareholders. In addition, we may issue an unlimited number of securities that are senior to the Common Shares in right of distribution, liquidation and voting, without the approval of our shareholders.

Shareholders may have liability to repay distributions that were wrongfully distributed to them, or other liabilities with respect to ownership of our Common Shares.

Under certain circumstances, shareholders may have to repay amounts wrongfully returned or distributed to them. Under Section 18-607 of the Delaware Limited Liability Company Act (the “Delaware Act”), we may not make a distribution to shareholders if the distribution would cause our liabilities to exceed the fair value of our assets. Under Delaware Act, a shareholder who received an impermissible distribution and who knew at the time of the distribution that it violated Delaware Act will be liable to us for the distribution amount. A purchaser of Common Shares who becomes a member is liable for the obligations of the transferring member to make contributions to the limited liability company that are known to such purchaser of Common Shares at the time it became a member and for unknown obligations if the liabilities could be determined from our LLC Agreement.

Shareholders’ liability may not be limited if a court finds that shareholder action constitutes control of our business.

A shareholder who does not participate in the control of the Company’s business within the meaning of the Delaware Act and otherwise acts in conformity with the provisions of our LLC Agreement will have liability limited to its share of any undistributed profits and assets under the Delaware Act, subject to possible exceptions. Our company is organized under Delaware law and we conduct business in a number of other states. Limitations on the liability of members for the obligations of a limited liability company have not been clearly established in many jurisdictions. We operate in a manner that we consider reasonable and necessary or appropriate to preserve the limited liability of the shareholders. However, there is no guarantee that the shareholders’ liability will be limited.

Risks Relating to Conflicts of Interests

Our management and owners and their respective affiliates may have conflicts of interest, which may permit them to favor their own interests over our shareholders’ interests.

Conflicts of interest exist and may arise between our directors, officers, affiliates (including ATLS and Titan Management) and owners (including affiliates of the Class B directors), on the one hand, and us and our public shareholders, on the other hand.

Conflicts may arise as a result of the duties of Titan Management to act for the benefit of its owners, which may conflict with our interests and the interests of our public shareholders. Representatives of Titan Management, which is owned by ATLS, have the ability to appoint a majority of the members of the Board. All of our officers are officers of ATLS, and four of our directors are directors of ATLS. Our directors and officers who are also directors and officers of ATLS or Titan Management have a duty to manage ATLS and Titan Management in a manner that is beneficial to ATLS and its unitholders.

Whenever a conflict arises between us, on the one hand, and any affiliated entities, on the other hand, the Board will resolve that conflict. The Board may, but is not required to, seek the approval of such resolutions or courses of action from the Conflicts Committee of the Board or from the holders of a majority of the outstanding Common Shares. Unless the resolution of a conflict is specifically provided for in our LLC Agreement, the Board or the Conflicts Committee may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. Consequently, the conflicts of interest discussed above may not be resolved in a manner satisfactory to some or all of our shareholders.

Our LLC Agreement eliminates our directors’ and officers’ default fiduciary duties to our shareholders and restricts the remedies available to shareholders for actions that might otherwise constitute breaches of fiduciary duty.

Our LLC Agreement contains provisions that eliminate any and all fiduciary duties under applicable law and replaces them with contractual standards and also restricts the remedies available to shareholders for actions taken that, without such elimination of any fiduciary duties, might constitute breaches of fiduciary duty by our directors or officers or their affiliates under applicable law. Our LLC Agreement provides that our directors and officers will not have any liability to us or our shareholders for decisions made in their capacity as officers or directors so long as the directors or officers acted in good faith, meaning that the directors or officers believed the decision was not adverse to our interests. These contractual standards reduce the obligations to which directors or officers would otherwise be held. The directors and officers also will not be liable for monetary damages to us or our shareholders for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that such directors or officers acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such person’s conduct was unlawful.

In making decisions regarding the resolution of conflicts of interest, it will be presumed that the Board acted in good faith, and in any proceeding brought by or on behalf of any shareholder, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which directors and officers would otherwise be held.

By purchasing our Common Shares, you and the other shareholders are bound by the provisions of our LLC Agreement, including the provisions discussed above.

USE OF PROCEEDS

All of the Common Shares covered by this prospectus are being sold by the selling shareholders. Please read “Selling Shareholders.” We will not receive any proceeds from these sales of our Common Shares.

SELLING SHAREHOLDERS

On September 1, 2016, we adopted the MIP for our and our affiliates’ employees, directors and individual consultants. Pursuant to the Plan, we made an initial grant under the MIP of an aggregate of 416,667 Common Shares to Edward E. Cohen, Jonathan Z. Cohen, Daniel C. Herz, Jeffrey M. Slotterback and Mark D. Schumacher. Subsequently, on September 26, 2016, we made additional grants of phantom shares representing up to 123,500 Common Shares to certain non-executive officers, 12,500 of which were forfeited in connection with an officer’s resignation.

We are filing this resale prospectus in satisfaction of our obligation to do so pursuant to the MIP. Pursuant to this prospectus, the selling shareholders may sell all, some or none of the Common Shares. The following table sets forth certain information known to us concerning the selling shareholders. The shares are being registered to permit the selling shareholders to offer the Common Shares for resale from time to time.

The selling shareholders, or their partners, pledgees, donees, transferees or other successors that receive the Common Shares and their corresponding registration (each also a selling shareholder for purposes of this prospectus), may sell up to all of the Common Shares shown in the table below under the heading “Offered Hereby” pursuant to this prospectus in one or more transactions from time to time as described below under “Plan of Distribution.” However, the selling shareholders are not obligated to sell any of the Common Shares offered by this prospectus.

Selling Shareholder	Beneficially Owned Prior to the Offering	Offered Hereby	Beneficially Owned After the Offering*	As a Percentage of Total Outstanding After the Offering
Edward E. Cohen(1)	111,111	111,111	—	—
Jonathan Z. Cohen(2)	111,111	111,111	—	—
Daniel C. Herz(3)	111,111	111,111	—	—
Jeffrey M. Slotterback(4)	41,667	41,667	—	—
Mark D. Schumacher(5)	41,667	41,667	—	—
Elizabeth Cook(6)	—	9,000	—	—
Scott Barrett(6)	—	9,000	—	—
Robin Wilfong(6)	—	9,000	—	—
Michael Downs(6)	—	9,000	—	—
Matthew Finkbeiner(6)	—	6,000	—	—
Freddie Kotek(6)	—	15,000	—	—
Lisa Washington(6)	—	10,000	—	—
Christopher Walker(6)	—	6,000	—	—
Caleb Francis(6)	—	6,000	—	—
Bobby Cayton(6)	—	6,000	—	—
Nicole Morris(6)	—	6,000	—	—
Sypy Thomas(6)	—	5,000	—	—
Joel Heiser(6)	—	5,000	—	—
Rene St. Pierre(6)	—	5,000	—	—
John Crook(6)	—	5,000	—	—

(1)	Edward E. Cohen is the Executive Chairman and a Class A Director of the Company.
(2)	Jonathan Z. Cohen is the Executive Vice Chairman and a Class A Director of the Company.
(3)	Daniel C. Herz is the Chief Executive Officer and a Class A Director of the Company.
(4)	Jeffrey M. Slotterback is the Chief Financial Officer and a Class A Director of the Company.
(5)	Mark D. Schumacher is the President of the Company.
(6)	The selling shareholder is one of the Company’s non-executive officers. The Common Shares offered hereby are issuable upon vesting of outstanding phantom shares under the MIP.

PLAN OF DISTRIBUTION

We are registering the resale of the Common Shares covered by this prospectus to permit the selling shareholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the Common Shares offered by this prospectus. The aggregate proceeds to the selling shareholders from the sale of the Common Shares will be the purchase price of the Common Shares less any discounts and commissions.

Each selling shareholder reserves the right to accept and, together with its agents, to reject, any proposed purchases of Common Shares to be made directly or through agents. If any pledgee, donee, transferee or other successor to the selling shareholders named in this prospectus wishes to sell under this prospectus, we will file a prospectus supplement identifying such successors as selling shareholders.

The Common Shares offered by this prospectus may be sold from time to time to purchasers:

•	directly by the selling shareholders and their successors, which includes their donees, pledgees or transferees or their successors-in- interest; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling shareholders or the purchasers of the Common Shares. These discounts, concessions, or commissions may be in excess of those customary in the types of transaction involved.

The Common Shares may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation service on which our Common Shares may be listed or quoted at the time of sale, including OTCQX Market;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options (including the issuance by the selling shareholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through the settlement of short sales; or

•	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. In connection with the sales of our Common Shares, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions that, in turn, may:

•	engage in short sales of the Common Shares in the course of hedging their positions;

•	sell the Common Shares short and deliver the Common Shares to close out short positions;

•	loan or pledge the Common Shares to broker-dealers or other financial institutions that in turn may sell the Common Shares;

•	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the Common Shares, which the broker-dealer or other financial institution may resell; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

A short sale of Common Shares by a broker-dealer, financial institution or selling shareholder would involve the sale of such Common Shares that is not owned, and therefore must be borrowed, in order to make delivery of the security in connection with such sale. In connection with a short sale of Common Shares, a broker-dealer, financial institution or selling shareholder may purchase shares on the open market to cover positions created by short sales. In determining the source of the Common Shares to close out such short positions, the broker-dealer, financial institution or selling shareholders may consider, among other things, the price of shares available for purchase in the open market.

At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed, which will set forth the names of the Selling Shareholders, the aggregate amount of shares being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the Selling Shareholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

The Common Shares are quoted on the OTCQX Market under the symbol “TTEN.”

There can be no assurance that any selling shareholder will sell any or all of the Common Shares under this prospectus. Further, we cannot assure you that any such selling shareholder will not transfer, devise or gift the Common Shares by other means not described in this prospectus. In addition, any Common Shares covered by this prospectus that qualifies for sale under Rule 144 of the Securities Act may be sold under Rule144 rather than under this prospectus. The Common Shares may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the Common Shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling shareholders and any other person participating in the sale of the Common Shares will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Common Shares by the selling shareholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the Common Shares to engage in market-making activities with respect to the particular Common Shares being distributed. This may affect the marketability of the Common Shares and the ability of any person or entity to engage in market-making activities with respect to the Common Shares.

LEGAL MATTERS

The validity of our Common Shares will be passed upon for us by Paul Hastings LLP, Houston, Texas. Any underwriters will be advised about other issues relating to the offering by their own legal counsel.

Introduction

The following sets forth unaudited pro forma condensed consolidated financial information of the Company prepared in accordance with Article 11 of Regulation S-X. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors,” and our and our Predecessor’s consolidated financial statements and related notes and other financial information included elsewhere or incorporated by reference in this prospectus. The unaudited pro forma condensed consolidated financial information is based on, and has been derived from, our and our Predecessor’s historical consolidated financial statements.

On August 26, 2016, an order confirming the Plan of our Predecessor Companies was entered by the United States Bankruptcy Court for the Southern District of New York.

On September 1, 2016, the Predecessor Companies substantially consummated the Plan and emerged from their Chapter 11 cases. As part of the transactions undertaken pursuant to the Plan, (i) our Predecessor’s equity was cancelled, (ii) our Predecessor transferred all of its assets and operations to us as a new holding company and (iii) our Predecessor dissolved. As a result, we became the successor issuer to our Predecessor for purposes of and pursuant to Rule 12g-3 of the Exchange Act.

Prior to the consummation of the transactions undertaken pursuant to the Plan, we (as Atlas Resource Finance Corporation) were the co-issuer of our Predecessor’s senior notes, which were cancelled pursuant to the Plan. Other than the notes, however, we did not have any independent assets or operations. Accordingly, we are a new holding company for our Predecessor’s business, assets and operations going forward.

Upon the consummation of the Plan, we adopted fresh-start accounting in accordance with ASC 852. Upon adoption of fresh-start accounting, our assets and liabilities were recorded at their fair values as of the Effective Date. The fair values of our assets and liabilities differed materially from the recorded values of our assets and liabilities as reflected in our historical consolidated balance sheets.

The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2015 and the nine months ended September 30, 2016 give pro forma effect to the following events as if they occurred on January 1, 2015:

•	certain transactions pursuant to the Restructuring Support Agreement (the “Restructuring Support Agreement”) entered into between our Predecessor, the First Lien Lenders, the Second Lien Lenders and certain holders of our Predecessor’s 7.75% Senior Notes due 2021 (the “7.75% Notes”) and 9.25% Senior Notes due 2021 (the “9.25% Notes” and, together with the 7.75% Notes, the “Senior Notes”), pursuant to which the parties thereto agreed to support the Plan;

•	the consummation of the Plan; and

•	the adoption of fresh-start accounting.

Pro forma adjustments for the Plan for the year ended December 31, 2015 and the nine months ended September 30, 2016 were made to reflect the estimated effect of the consummation of the transactions contemplated by the Plan, including the cancellation of our Predecessor’s senior notes and our issuance of the new Common Shares and the Series A Preferred Share.

The pro forma adjustments also reflect the effect of reorganization items which were directly attributable to the Chapter 11 cases during the third quarter of 2016 and are not expected to have a continuing effect on the results of operations.

Pro forma adjustments for fresh-start accounting were made to reflect the adjustments that were made to allocate the reorganization value to the individual assets based on their estimated fair values.

Although we are now classified as a corporation for U.S. federal income tax purposes (in contrast to our Predecessor), we do not expect that we will be required to pay any federal income tax for the foreseeable future, and any state income tax payable is not reasonably estimable at this time. Accordingly, we have not made any pro forma adjustments for such income taxes.

The unaudited pro forma condensed consolidated financial information includes unaudited pro forma adjustments that are factually supportable and directly attributable to the respective transactions. In addition, the unaudited pro forma adjustments are expected to have a continuing impact on the Company’s results. We have prepared the unaudited pro forma condensed consolidated financial information for illustrative purposes only and it does not purport to represent what the results of operations or financial condition would have been had the respective transactions actually occurred on the dates indicated, nor do we purport to project the results of operations or financial condition for any future period or as of any future date. The actual results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Titan Energy, LLC

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2015

(in thousands, except per share numbers and share counts)

	Historical Predecessor for the Year Ended December 31, 2015	Pro Forma Adjustments		Pro Forma for the Year Ended December 31, 2015
Revenues:
Gas and oil production	$356,999	$(86,328)	(a)	$270,671
Well construction and completion	76,505			76,505
Gathering and processing	7,431			7,431
Administration and oversight fee	7,812			7,812
Well services	23,822			23,822
Gain on mark-to-market derivatives	267,223			267,223
Other, net	241			241

Total revenues	740,033	(86,328)		653,705

Costs and expenses:
Gas and oil production	169,653			169,653
Well construction and completion	66,526			66,526
Gathering and processing	9,613			9,613
Well services	9,162			9,162
General and administrative	65,968	(4,502)	(b)	61,466
Depreciation, depletion and amortization	157,978	(92,658)	(c)	65,320
Asset impairment	966,635	(966,635)	(d)	—

Total costs and expenses	1,445,535	(1,063,795)		381,740

Operating income (loss)	(705,502)	977,467		271,965

Interest expense	(102,133)	66,603	(e)	(35,530)
Loss on asset sales and disposal	(1,181)			(1,181)

Net income (loss)	(808,816)	1,044,070		235,254
Preferred limited partner dividends	(16,469)	16,469	(f)	—

Net income (loss) attributable to Predecessor / Successor	$(825,285)	$1,060,539		$235,254

Allocation of net income attributable to (g):
Preferred member				$4,705

Common shareholders				$230,549

Weighted average common shares outstanding – basic and diluted				5,416,667

Earnings per common share – basic and diluted				$42.56

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

Titan Energy, LLC

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Nine Months Ended September 30, 2016

(in thousands, except per share numbers and share counts)

	Predecessor for the Period from January 1, 2016 to August 31, 2016	Successor for the Period from September 1, 2016 to September 30, 2016	Pro Forma Adjustments		Pro Forma Nine Months Ended September 30, 2016
Revenues:
Gas and oil production	$139,094	$18,458	$(10,758)	(a)	$146,794
Well construction and completion	19,157	1,304			20,461
Gathering and processing	3,929	418			4,347
Administration and oversight fee	1,263	147			1,410
Well services	11,226	1,246			12,472
Loss on mark-to-market derivatives	(23,916)	(1,330)			(25,246)
Other, net	317	192			509

Total revenues	151,070	20,435	(10,758)		160,747

Costs and expenses:
Gas and oil production	86,566	10,522			97,088
Well construction and completion	16,658	1,134			17,792
Gathering and processing	5,893	690			6,583
Well services	4,677	515			5,192
General and administrative	58,004	4,931	(858)	(b)	62,077
Depreciation, depletion and amortization	82,331	6,021	(31,300)	(c)	57,052

Total costs and expenses	254,129	23,813	(32,158)		245,784

Operating loss	(103,059)	(3,378)	21,400		(85,037)

Interest expense	(74,587)	(3,810)	43,018	(e)	(35,379)
Gain (loss) on asset sales and disposal	(479)	10			(469)
Other income (loss)	(9,189)	—			(9,189)
Gain on early extinguishment of debt	26,498	—	(26,498)	(h)	—
Reorganization items, net	(16,614)	(353)	16,967	(i)	—

Net loss	(177,430)	(7,531)	54,887		(130,074)
Preferred limited partner dividends	(4,013)	—	4,013	(f)	—

Net loss attributable to Predecessor / Successor	$(181,443)	$(7,531)	$58,900		$(130,074)

Allocation of net loss attributable to (g):
Preferred member		$(151)			$(2,601)

Common shareholders		$(7,380)			$(127,473)

Weighted average common shares outstanding – basic and diluted		5,416,667			5,416,667

Earnings per common share – basic and diluted		$(1.36)			$(23.53)

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

Titan Energy, LLC

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Except as noted within the context of each footnote disclosure, the dollar amounts presented in the tabular data within these footnote disclosures are stated in thousands of dollars.

Note 1 – Basis of Presentation

The historical financial information is derived from our historical consolidated financial statements and those of our Predecessor, Atlas Resource Partners, L.P. The pro forma adjustments have been prepared as if certain transactions pursuant to the Restructuring Support Agreement and the consummation of the Plan and the adoption of fresh-start accounting occurred as of January 1, 2015.

Note 2 – Pro Forma Adjustments and Assumptions

(a)	Reflects the elimination from oil and gas revenues of the portion of settlements associated with gains previously recognized within accumulated other comprehensive income, net of prior year offsets, due to our Predecessor’s application of hedge accounting through December 31, 2014 as a result of the sale of our Predecessor’s commodity hedge positions pursuant to the Restructuring Support Agreement. Our Predecessor discontinued hedge accounting on January 1, 2015.

(b)	Reflects the change in general and administrative expense as a result of the Plan, as set forth in more detail below:

	For the Year Ended December 31, 2015	For the Period from January 1, 2016 through August 31, 2016
Elimination of historical compensation expense related to Predecessor’s 2012 Long-Term Incentive Plan	$(4,944)	$(484)
Elimination of historical compensation expense related to Successor’s MIP awards immediately vested	—	(669)
Pro forma compensation expense related to Successor’s MIP awards not fully vested	442	295

Net pro forma adjustment to general and administrative expense	$(4,502)	$(858)

(c)	Reflects the adjustments to depreciation, depletion and amortization expense for property, plant and equipment and asset retirement obligations accretion expense due to recording balances at fair value as a result of the adoption of fresh-start accounting, as follows:

	For the Year Ended December 31, 2015	For the Period from January 1, 2016 through August 31, 2016
Elimination of historical depletion	$(138,850)	$(64,049)
Elimination of historical accretion	(6,311)	(4,598)
Pro forma depletion	46,616	33,030
Pro forma accretion	5,887	4,317

Net pro forma adjustment to depreciation, depletion and amortization expense	$(92,658)	$(31,300)

(d)	Reflects the marking of property, plant and equipment, net to fair value as a result of the adoption of fresh-start accounting and the corresponding elimination of historical asset impairment.

(e)	Reflects the change in interest expense as a result of the Plan, as set forth in more detail below:

	For the Year Ended December 31, 2015	For the Period from January 1, 2016 through August 31, 2016
Elimination of historical interest expense associated with:
7.75% Notes and 9.25% Notes	$(59,143)	$(32,566)
Senior secured revolving credit facility	(17,472)	(15,517)
Second lien credit agreement	(21,666)	(17,445)
Capitalized interest	15,786	6,478
Amortization of deferred financing costs and debt discounts	(19,638)	(15,386)
Pro forma interest expense associated with:
First Lien Exit Facility	21,811	14,541
Second Lien Exit Facility	31,728	23,853
Amortization of deferred financing costs	1,268	845
Capitalized interest	(19,277)	(7,821)

Net pro forma adjustment to interest expense	$(66,603)	$(43,018)

(f)	Reflects the elimination of the preferred limited partner dividends as a result of the Plan.

(g)	Pursuant to our LLC Agreement, the holder of the Series A Preferred Share is entitled to 2% of the aggregate of distributions paid to shareholders (as if it held 2% of our common equity), subject to dilution if certain catch-up contributions are not made with respect to future equity issuances.

(h)	Reflects the elimination of the gain on early extinguishment of debt as a result of the Plan.

(i)	Reflects the elimination of $16.6 million and $0.4 million of net reorganization items for the Predecessor period from January 1, 2016 through August 31, 2016 and for the Successor period from September 1, 2016 through September 30, 2016, respectively, that were directly attributable to the consummation of the Plan and are not expected to have a continuing effect on the results of operations.

PART II

Information Required in the Registration Statement

ITEM 3.	INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents, which have been previously filed by us with the SEC under the Exchange Act, are incorporated herein by reference:

We incorporate by reference the following documents:

•	our Predecessor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015;

•	our Predecessor’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2016 and June 30, 2016;

•	our Predecessor’s Current Reports on Form 8-K filed on January 5, 2016, January 13, 2016, June 7, 2016, June 14, 2016, July 12, 2016, July 13, 2016, July 15, 2016, July 25, 2016, July 28, 2016 and August 29, 2016 (in each case, excluding any information furnished and not filed pursuant to Item 2.02 or 7.01 or corresponding information furnished under Item 9.01 or included as an exhibit);

•	our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016;

•	our Current Reports on Form 8-K filed on September 7, 2016, November 1, 2016 and November 29, 2016 (in each case, excluding any information furnished and not filed pursuant to Item 2.02 or 7.01 or corresponding information furnished under Item 9.01 or included as an exhibit); and

•	the description of our Common Shares included in our Form 8-A (File No. 000-55692), filed with the SEC on September 8, 2016, including any amendment or report filed for the purpose of updating, changing or otherwise modifying such description.

All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or 7.01 or corresponding information furnished under Item 9.01 or included as an exhibit on any Current Report on Form 8-K) subsequent to the filing date of this registration statement and prior to the filing of a post-effective amendment to this registration statement which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of each such document.

ITEM 4.	DESCRIPTION OF SECURITIES

Not applicable.

ITEM 5.	INTERESTS OF NAMED EXPERTS AND COUNSEL

Not applicable.

ITEM 6.	INDEMNIFICATION OF OFFICERS AND MEMBERS OF OUR BOARD OF DIRECTORS

Under our LLC Agreement, in most circumstances, we will indemnify the following persons, by reason of their status as such, to the fullest extent permitted by law, from and against all losses, claims or damages arising out of or incurred in connection with our business:

•	any person who is or was a manager, managing member, officer, director, employee, agent, tax matters partner, fiduciary or trustee of the Company or its subsidiaries, or any affiliate of the Company or its subsidiaries;

•	the Company or its subsidiaries, or any affiliate of the Company or its subsidiaries;

•	any person who is or was serving at the request of the Company as a manager, managing member, officer, director, employee, agent, tax matters partner, fiduciary or trustee of another person;

•	Titan Management, its affiliates and any manager, managing member, officer, director, employee or agent of Titan Management or its affiliates with respect to the Delegation of Management Agreement we entered into with Titan Management on September 1, 2016;

•	any person whom the Board designates as an indemnitee for purposes of our LLC Agreement; and

•	GSO Capital Partners LP (“GSO”) and its affiliates, including any manager, managing member, officer, director, employee or agent of GSO, the GSO funds and any manager, managing, member, officer, director, employee or agent of the GSO funds, solely, in each case, in its capacity as a person who has or had the right to designate or appoint a Class B director.

The indemnification obligation arises only if the indemnified person did not act in bad faith or engage in fraud, willful misconduct or, in the case of a criminal matter, knowledge of the indemnified person’s unlawful conduct.

We are permitted to purchase, and have so purchased, insurance against liabilities asserted against and expenses incurred by persons for its activities, regardless of whether we would have the power to indemnify the person against liabilities under our LLC Agreement.

ITEM 7.	EXEMPTION FROM REGISTRATION CLAIMED

On September 1, 2016, we issued an aggregate of 416,667 Common Shares to Edward E. Cohen, Jonathan Z. Cohen, Daniel C. Herz, Jeffrey M. Slotterback and Mark D. Schumacher under the MIP pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act.

Subsequently, on September 26, 2016, we made additional grants of phantom shares representing up to 123,500 Common Shares to certain non-executive officers, 12,500 of which were forfeited in connection with an officer’s resignation, pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act.

ITEM 8.	EXHIBITS

Unless otherwise indicated below as being incorporated by reference to another filing of ours with the Commission, each of the following exhibits is filed herewith:

Exhibit Number	Description of Exhibit

5.1*	Opinion of Paul Hastings LLP as to the legality of the securities being registered

10.1	Amended and Restated Titan Energy, LLC Management Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed November 1, 2016)

10.2	Form of Stock Grant Agreement – Initial Award (incorporated by reference to Exhibit 10.11 to our Current Report on Form 8-K filed September 7, 2016)

23.1*	Consent of Grant Thornton LLP

23.2*	Consent of Wright and Company, Inc.

23.3*	Consent of Cawley, Gillespie, and Associates, Inc.

23.4*	Consent of Paul Hastings LLP (contained in Exhibit 5.1)

24.1	Powers of Attorney of the Directors and Officers of the Registrant (included in signature pages)

*	Provided herewith.

ITEM 9.	UNDERTAKINGS

The undersigned registrant hereby undertakes:

(a)    to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)    to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(b)    that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)    to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)    That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Philadelphia, Commonwealth of Pennsylvania, on December 27, 2016.

Titan Energy, LLC

By:	/s/ Daniel C. Herz
Name:	Daniel C. Herz
Title:	Chief Executive Officer and Director

KNOW ALL PERSONS BY THESE PRESENTS, that the persons whose signatures appear below, constitute and appoint Daniel C. Herz, Jeffrey M. Slotterback and Lisa Washington, and each of them, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their names, places and steads, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ Daniel C. Herz	Chief Executive Officer and Director (principal executive officer)	December 27, 2016
Daniel C. Herz

/s/ Jeffrey M. Slotterback	Chief Financial Officer and Director (principal financial officer)	December 27, 2016
Jeffrey M. Slotterback

/s/ Matthew J. Finkbeiner Matthew J. Finkbeiner	Chief Accounting Officer (principal accounting officer)	December 27, 2016

/s/ Edward E. Cohen	Executive Chairman of the Board	December 27, 2016
Edward E. Cohen

/s/ Jonathan Z. Cohen	Executive Vice Chairman of the Board	December 27, 2016
Jonathan Z. Cohen

/s/ Eugene Davis	Director	December 27, 2016
Eugene Davis

/s/ Michael Zawadzki	Director	December 27, 2016
Michael Zawadzki

/s/ Michael Watchorn	Director	December 27, 2016
Michael Watchorn

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit

5.1*	Opinion of Paul Hastings LLP as to the legality of the securities being registered

10.1	Amended and Restated Titan Energy, LLC Management Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed November 1, 2016)

10.2	Form of Stock Grant Agreement – Initial Award (incorporated by reference to Exhibit 10.11 to our Current Report on Form 8-K filed September 7, 2016)

23.1*	Consent of Grant Thornton LLP

23.2*	Consent of Wright and Company, Inc.

23.3*	Consent of Cawley, Gillespie, and Associates, Inc.

23.4*	Consent of Paul Hastings LLP (contained in Exhibit 5.1)

24.1	Powers of Attorney of the Directors and Officers of the Registrant (included in signature pages)

*	Provided herewith.